SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

September / 2020

CONTENTS

FINANCIAL STATEMENTS	3
Statements of Financial Position	3
Statements of Income - Changes in the Tird Quarter	6
Statements of Comprehensive Income	7
Statements of Comprehensive Income - Changes in the Tird Quarter	7
Statements of Changes in Equity	8
Statements of Cash Flows	9
Statements of Added Value	11
NOTES TO THE FINANCIAL STATEMENTS	13
1 Operations	13
2 Concessions and Authorizations	21
3 Basis of Preparation	25
4 Significant Accounting Policies	28
5 Cash and Cash Equivalents	29
6 Bonds and Securities	29
7 Trade Accounts Receivable	30
8 CRC Transferred to the Paraná State Government	32
9 Net Sectorial Financial Assets and Liabilities	33
10 Accounts Receivable - Concessions	35
11 Contract assets	36
12 Other Receivables	38
13 Taxes...............	39
14 Prepaid Expenses	43
15 Receivables from Related Parties	44
16 Judicial Deposits	45
17 Investments	45
18 Property, Plant and Equipment	49
19 Intangible assets	52
20 Payroll, Social Charges and Accruals	53
21 Accounts Payable to Suppliers	53
22 Loans and Financing	54
23 Debentures	58
24 Post-employment Benefits	60
25 Sectorial Charges Due	62
26 Research and Development and Energy Efficiency	62
27 Accounts Payable Related to Concessions	63
28 Right-of-use asset and lease liability	63
29 Other Accounts Payable	65
30 Provisions for Legal Claims and Contingent Liabilities	66
31 Equity...........	69
32 Net Operating Revenue	70
33 Operating Costs and Expenses	74
34 Financial Results	80
35 Operating Segments	81
36 Financial Instruments	85
37 Related Party Transactions	101
38 Commitments	104
39 Insurance	105
40 Additional information to the Statement of Cash Flows	105
41 Assets held for sale and discontinued operations	106
42 Subsequent events	108
COMMENTS ON PERFORMANCE	109
1 Distribution Lines	109
2 Power Market	110
3 Management	113
4 Market Relations	114
5 Tariffs....................	115
6 Economic and Financial Results	116
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE	119
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION	120
SUPERVISORY BOARD'S OPINION	122
S T A T E M E N T	123

FINANCIAL STATEMENTS

Statements of Financial Position

as of September 30, 2020 and December 31, 2019

All amounts expressed in thousands of Brazilian reais

3

Statements of Financial Position

as of September 30, 2020 and December 31, 2019 (continued)

All amounts expressed in thousands of Brazilian reais

4

Statements of Income

for the quarter ended September 30, 2020 and 2019

All amounts expressed in thousands of Brazilian reais

Note	Parent Company		Consolidated	
		09.30.2020	Restated 09.30.2019	09.30.2020	Restated 09.30.2019
NET OPERATING REVENUE	32	-	-	**12.978.091**	**11.545.200**
Operating costs	33	-	-	**(8.897.148)**	**(8.218.324)**
GROSS PROFIT		-	-	**4.080.943**	**3.326.876**
Operational expenses / income					
Selling expenses	33	-	-	(142.425)	(125.896)
General and administrative expenses	33	(59.372)	(32.608)	(538.349)	(494.611)
Other operational income (expenses)	33	(63.859)	(3.597)	(271.025)	(206.729)
Equity in earnings of investees	17	2.719.734	1.463.275	83.399	40.232
		2.596.503	**1.427.070**	**(868.400)**	**(787.004)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**2.596.503**	**1.427.070**	**3.212.543**	**2.539.872**
Financial results	34				
Financial income		234.592	148.330	1.583.520	537.817
Financial expenses		(47.140)	(130.567)	(715.556)	(871.953)
		187.452	**17.763**	**867.964**	**(334.136)**
OPERATING PROFIT		**2.783.955**	**1.444.833**	**4.080.507**	**2.205.736**
INCOME TAX AND SOCIAL CONTRIBUTION	13.3				
Current		(47.093)	-	(1.225.170)	(447.274)
Deferred		22.418	6.242	(109.436)	(243.885)
		(24.675)	**6.242**	**(1.334.606)**	**(691.159)**
NET INCOME FROM CONTINUING OPERATIONS		**2.759.280**	**1.451.075**	**2.745.901**	**1.514.577**
DISCONTINUED OPERATIONS					
Net Income (Loss) from discontinued operations		46.476	(32.093)	40.402	(48.163)
NET INCOME		**2.805.756**	**1.418.982**	**2.786.303**	**1.466.414**
Attributed to shareholders of the parent company arising from continuing operations		-	-	2.759.280	1.451.075
Attributed to shareholders of the parent company due to discontinued operations		-	-	46.476	(32.093)
Attributed to non-controlling shareholders resulting from continuing operations	17.2.2	-	-	(19.453)	47.432
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3				
Common shares		9,78988	4,95251		
Class "A" Preferred shares		13,15478	5,44776		
Class "B" Preferred shares		10,76887	5,44776		

Notes are an integral part of these quarterly information

5

Statements of Income - Changes in the Tird Quarter

for the quarters ended September 30, 2020 and 2019

All amounts expressed in thousands of Brazilian reais

Note	Parent Company 07.01.2020 to 09.30.2020	Parent Company Restated 07.01.2019 to 09.30.2019	Consolidated 07.01.2020 to 09.30.2020	Consolidated Restated 07.01.2019 to 09.30.2019
NET OPERATING REVENUE	32	-	-	4.329.831	4.179.193
OPERATING COSTS	33	-	-	(3.124.311)	(2.899.035)
GROSS PROFIT		-	-	1.205.520	1.280.158
Operational expenses / income					
Selling expenses	33	-	-	(27.183)	(34.176)
General and administrative expenses	33	(18.126)	(10.730)	(176.404)	(160.732)
Other operational income (expenses)	33	(53.210)	(485)	(169.878)	(78.222)
Equity in earnings of investees		638.381	652.032	56.022	32.537
		567.045	640.817	(317.443)	(240.593)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		567.045	640.817	888.077	1.039.565
Financial results	34				
Financial income		134.655	30.546	270.476	156.679
Financial expenses		(12.365)	(44.748)	(223.526)	(283.388)
		122.290	(14.202)	46.950	(126.709)
OPERATING PROFIT		689.335	626.615	935.027	912.856
INCOME TAX AND SOCIAL CONTRIBUTION	13.3				
Current		(36.201)	5.907	(223.735)	(22.046)
Deferred		18.672	2.640	(43.246)	(208.257)
		(17.529)	8.547	(266.981)	(230.303)
NET INCOME FROM CONTINUING OPERATIONS		671.806	635.162	668.046	682.553
		-	-	671.806	635.162
DISCONTINUED OPERATIONS					
Net Income (Loss) from discontinued operations		13.590	(63.499)	12.401	(69.042)
NET INCOME		685.396	571.663	680.447	613.511
Attributed to shareholders of the parent company arising from continuing operations		-	-	671.806	635.162
Attributed to shareholders of the parent company due to discontinued operations		-	-	13.590	(63.499)
Attributed to non-controlling shareholders resulting from continuing operations		-	-	(4.949)	41.848
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3				
Common shares		2,3894	1,9952	-	-
Class "A" Preferred shares		5,0143	2,1947	-	-
Class "B" Preferred shares		2,6284	2,1947	-	-

Notes are an integral part of this quarterly information

6

Statements of Comprehensive Income

for the quarters ended September 30, 2020 and 2019

All amounts expressed in thousands of Brazilian reais

Statements of Comprehensive Income - Changes in the Tird Quarter

for the quarters ended September 30, 2020 and 2019

All amounts expressed in thousands of Brazilian reais

7

Statements of Changes in Equity

for the quarters ended September 30, 2020 and 2019

All amounts expressed in thousands of Brazilian reais

8

Statements of Cash Flows

for the quarters ended September 30, 2020 and 2019

All amounts expressed in thousands of Brazilian reais

Note	Parent Company		Consolidated	
			Restated		Restated
		09.30.2020	09.30.2019	09.30.2020	09.30.2019
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income for the period from continuing operations		2.759.280	1.451.075	2.745.901	1.514.577
Net income (loss) for the period from discontinued operations		46.476	(32.093)	40.402	(48.163)
Net income		**2.805.756**	**1.418.982**	**2.786.303**	**1.466.414**
Adjustments to reconcile net income for the period with cash					
Unrealized monetary and cambial variation and debt charges - net		(144.099)	4.273	346.207	593.262
Interest - bonus from the grant of concession agreements under the quota system	10.3	-	-	(56.953)	(64.910)
Remuneration of transmission concession contracts	10.4 and 11.3	-	-	(537.659)	(332.658)
Recovery of PIS / Pasep and Cofins on ICMS	13.2.1	-	-	(1.845.346)	(107.453)
Income tax and social contribution	13.3	47.093	-	1.225.170	447.274
Deferred income tax and social contribution	13.3	(22.418)	(6.242)	109.436	243.885
Equity in earnings of investees	17.1	(2.719.734)	(1.463.275)	(83.399)	(40.232)
Appropriation of acturial calculation of post-employment benefits	24.4	577	456	70.762	74.693
Appropriation of pension and healthcare contributions	24.4	3.140	3.570	89.843	95.669
Creation for research and development and energy efficiency programs	26.2	-	-	100.813	95.355
Recognition of fair value of assets related to concession compensation	32	-	-	(12.977)	(24.550)
Sectorial financial assets and liabilities result	32	-	-	(291.058)	(73.604)
Depreciation and amortization	33	1.362	1.514	741.896	678.691
Net operating estimated losses, provisions and reversals	33.4	53.397	7.199	415.542	72.664
Result of business combination carried out with asset swap - gain		-	-	-	1.414
Fair value in energy purchase and sale operations	32.1	-	-	(138.231)	(99.180)
		-	-	(28.310)	-
Loss on disposal of accounts receivable related to concession	10.1 and 10.2	-	-	52	43
Loss on disposal of contract assets	11.1 and 11.3	-	-	27.393	5.368
Loss on disposal of property, plant and equipment		-	3	3.808	10.752
Loss on disposal of intangible assets	19.1 and 19.4	-	-	21.567	20.898
Result of write-offs of use rights of assets and liabilities of leases - net	28.1 and 28.2	-	-	(15)	(41)
		25.074	**(33.520)**	**2.944.844**	**3.063.754**
Decrease (increase) in assets					
Trade accounts receivable		-	-	505.724	248.806
Dividends and interest on own capital received		635.569	499.022	32.384	32.646
CRC transferred to the Government of the State of Paraná	8.1	225.019	208.939	225.019	208.939
Judicial deposits		633	13.359	17.017	36.219
Sectorial financial assets	9.2	-	-	925.806	88.291
Other receivables		(209)	5.588	(40.807)	41.191
Inventories		-	-	(22.436)	(1.434)
Income tax and social contribution		6.100	(8.107)	7.125	(43.658)
Other current taxes recoverable		(1.011)	(833)	62.339	30.011
Prepaid expenses		(205)	(150)	2.403	3.272
Related parties		(45.057)	(6.043)	-	(836)
		820.839	**711.775**	**1.714.574**	**643.447**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		4.633	(612)	97.652	16.920
Related parties		(171)	(47.668)	-	-
Suppliers		272	(399)	(428.524)	138.350
Other taxes		577	99	109.569	(70.297)
Post-employment benefits	24.4	(3.527)	(3.658)	(140.369)	(140.780)
Sectorial charges due		-	-	(11.647)	9.851
Research and development and energy efficiency	26.2	-	-	(110.240)	(61.053)
Payable related to the concession	27.1	-	-	(55.360)	(52.665)
Other accounts payable		1.173	(2.384)	92.372	(54.732)
Provisions for legal claims		-	(188)	(119.567)	(298.592)
		2.957	**(54.810)**	**(566.114)**	**(512.998)**
CASH GENERATED FROM OPERATING ACTIVITIES		**848.870**	**623.445**	**4.093.304**	**3.194.203**
Income tax and social contribution paid		(34.373)	-	(480.017)	(515.854)
Loans and financing - interest due and paid		(22.366)	(45.286)	(140.315)	(258.206)
Debentures - interest due and paid		(34.928)	(148.341)	(322.849)	(540.639)
Charges for lease liabilities paid		(21)	(24)	(4.627)	(6.895)
NET CASH GENERATED FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		757.182	429.794	3.145.496	1.872.609
NET CASH (USED) GENERATED FROM OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	(46.476)	32.093	136.443	213.200
NET CASH GENERATED FROM OPERATING ACTIVITIES		**710.706**	**461.887**	**3.281.939**	**2.085.809**

(continued)

9

Statements of Cash Flows

for the quarters ended September 30, 2020 and 2019 (continuation)

All amounts expressed in thousands of Brazilian reais

10

Statements of Added Value

for the quarter ended September 30, 2020 and 2019

All amounts expressed in thousands of Brazilian reais

11

Statements of Added Value

for the quarter ended September 30, 2020 and 2019 (continuation)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
			Restated				Restated	
	09.30.2020	%	09.30.2019	%	09.30.2020	%	09.30.2019	%
Personnel								
Salaries and management fees	7.688		8.181		600.954		633.161	
Private pension and health plans	1.856		1.716		170.902		177.589	
Meal and education allowance	1.099		832		80.121		84.250	
Social security charges - FGTS	311		525		38.443		41.703	
Provisions for profit sharing	6.056		775		189.698		83.719	
	17.010	**0,6**	**12.029**	**0,8**	**1.080.118**	**10,0**	**1.020.422**	**9,6**
Government								
Federal								
Tax	30.039		(3.017)		1.436.905		1.821.158	
Sectorial charges	-		-		1.457.121		1.953.683	
State	25		18		3.096.501		3.314.178	
Municipal	6		30		4.893		5.128	
	30.070	**1,0**	**(2.969)**	**(0,2)**	**5.995.420**	**55,7**	**7.094.147**	**67,0**
Third Parties								
Interest	**47.060**		**129.094**		**708.582**		**841.957**	
Leasing and rent	155		397		9.487		6.923	
Donations, subsidies and contributions	5.000		-		6.214		4.157	
	52.215	**1,8**	**129.491**	**8,3**	**724.283**	**6,7**	**853.037**	**8,1**
Shareholders								
Retained profits	2.759.280		1.451.075		2.765.354		1.467.145	
Non controlling interests	-		-		(19.453)		47.432	
	2.759.280	**95,0**	**1.451.075**	**93,2**	**2.745.901**	**25,6**	**1.514.577**	**14,4**
Distributed added value from discontinued operations	**46.476**	**1,6**	**(32.093)**	**(2,1)**	**220.316**	**2,0**	**100.045**	**0,9**
	2.905.051	**100,0**	**1.557.533**	**100,0**	**10.766.038**	**100,0**	**10.582.228**	**100,0**

Notes are an integral part of this quarterly information

12

NOTES TO THE FINANCIAL STATEMENTS

As of September 30, 2020

All amounts expressed in thousands of Brazilian reais

1       Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its head office located at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications and natural gas.

a)	Coronavirus pandemic (Covid-19) and its impacts

Coronavirus is a family of viruses was discovered in 2019 after cases registered in China and causes the disease called Covid-19, which has clinical symptoms ranging from asymptomatic infections to severe respiratory conditions.

On 02.26.2020 the first case of infection was identified in Brazil, in the city of São Paulo and on 03.11.2020, WHO attributed the status of pandemic to coronavirus, in view of the spread of contamination throughout the world. In Brazil, federal, state and municipal governments have implemented several measures to deal with the public health emergency. In the state of Paraná, measures included social isolation and restrictions on the operation of non-essential activities as a means to slow the spread of the disease.

As of March 2020, Copel's Management issued rules that aim to ensure compliance with the measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts on the administrative, operations and economic-financial areas.

Accordingly, Copel established a Contingency Commission, whose objective is to monitor and mitigate the impacts and consequences in the main activities of the Company, The 4 pillars defined are: (i) safety of personnel, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis.

Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electric power, telecommunications and piped gas infrastructure, preserving the health of its professionals, their safe access to locations, an environment that preserves distance between individuals, hygiene and access to personal protective equipment.

13

Likewise, Copel has adopted several activities in favor of its customers, maintaining the reliability and availability of its plants, the transmission and distribution systems of electric power and gas and telecommunications, so that they can remain connected and take advantage of Company services in this critical moment of pandemic and social distancing. Copel and its employees go to great lengths to ensure that their customers and family members have healthy and safe in their homes, maintaining all the services that contribute to providing comfort and connectivity for everyone.

Effects from coronavirus (Covid-19) on the financial statements

The drop in growth and the downturn in certain business segments, resulting from the suspension of certain businesses and activities caused by the coronavirus outbreak, have been affecting performance of the Brazilian economy, with effects on Copel's operations, mainly due to the reduction in electric energy demand, affecting the energy levels already contracted in the free market and also the regulatory contracting limits in the regulated market.

On April 8, 2020, Provisional Measure 950 was enacted by the Federal Government, which provides for temporary emergency measures for the energy sector due to the declared state of public calamity, establishing an exemption in energy tariffs, funded by the energy sector charge called Energy Development Account - CDE, for low-income consumers with consumption of up to 220 kWh/month, for a period of three months, and providing funds through a credit operation aimed at providing financial relief to energy distributors. On the same date, Aneel published Normative Act 986, authorizing the Electric Energy Trading Chamber - CCEE to pass on to the sector agents, with consumption characteristics, the surplus funds available in the reserve fund for future burden relief, with the objective of strengthening the sector's liquidity during the virus pandemic.

On April 8, 2020 and May 13, 2020, the Company obtained access to funds amounting to R$ 84,881 and R$ 8,666, respectively, which were recorded as sector financial liabilities. Said normative act authorizes CCEE to make new transfers throughout 2020.

On May 18, 2020, Decree 10,350 was enacted, which provided for the creation of the Covid Account, intended for the electric sector to deal with the state of public calamity recognized by Legislative Decree 6, of March 20, 2020, and which regulated the Provisional Measure 950. On June 23, 2020, Aneel issued Resolution 885, which provides for the Covid Account, financial operations, the use of the CDE for these purposes and the corresponding procedures.

14

These measures are intended to balance cash of energy distribution companies and prevent the effects from default and reduced energy consumption during the coronavirus pandemic from affecting the entire sector, as well as easing tariff pressure on consumers, in 2020, due to the windfall costs arisen in the context of the Covid-19 pandemic.

Copel has filed the Statement of Acceptance of the Provisions of Decree 10,350/2020. The total amount requested was R$ 869,516, and on June 25, 2020, Copel DIS had already expressed its position about the advance of R$ 536,359 referring to the recognized CVA, which was part of its annual tariff adjustment. The total amount requested was fully received on July 31, 2020.

It should be noted that the provisional measure does not reach energy contracts entered into in the free market. To reduce the impact on revenue from this market and to avoid future legal disputes, Copel has been renegotiating with its customers, with difficulty in fulfilling contracts, proposing payments in installments and postponing maturity of energy bills.

In relation to the captive distribution market, Copel has been posting decrease in revenue, mainly in the commercial and industrial classes, reflecting the fall in economic activities during the pandemic. On the other hand, there has been an increase in revenue in the residential class, due to the social distancing measures, and in the rural class, reflecting the good performance of agribusiness in the Paraná state. With regard to collection, the Company has been in contact with its main customers and has made the collection policy more flexible during the pandemic period, as such, there has been an increase in number of payments in installments.

Due to the measures applied by Aneel in the context of Covid-19, the Company has not suspended energy supply to residential customers and to essential services and activities until July 31, 2020. In this respect, there has been an increase of R$ 35,800 in estimated expected credit losses recorded by Copel DIS due to the increase in consumers’ default, coupled with the drop in collection and the stoppage of several commercial and industrial activities resulting from the social distancing measures, thus reducing Copel DIS's financial and economic results. With the drop in energy consumption and, consequently, the decrease in energy distributors' revenue, due to the pandemic scenario, the Company may reach a position above the permitted regulatory limit for overcontracting electric energy. However, as described in Note 36.2.9, the Company understands that this overcontracting will be considered involuntary.

Copel has followed the load projections prepared by the official bodies in the energy sector, which show signs of downturn throughout 2020, strongly impacted by the drop in consumption in the commercial and industrial segments. This drop has led to notifications by energy buyers, under the perspective and allegation of unforeseeable circumstances and force majeure generated by the Covid-19 pandemic, requiring a reduction in the amounts of energy contracts and/or payment in installments of bills falling due.

Forced by the load decrease, the PLD and GSF projections showed a decrease in relation to the projections prior to the declaration of the state of public calamity caused by the Covid-19 pandemic.

15

Another point for attention are the possible impacts on the implementation schedule of energy generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the downturn. Management has diligently monitored the deadlines for construction works in progress and has maintained continuous communication with the concession regulator regarding any delays that may occur until the normalization of commercial activities in the overall market.

With the objective of mitigating the impacts and consequences on its main activities, Copel has been continuously monitoring its contracts, liquidity in the energy market and the short-term energy price, as well as the negotiations with the Regulatory Body of the Brazilian energy sector for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of energy generation, transmission, sale and distribution.

In this scenario, for the purposes of preparing and disclosing the interim financial statements for the quarter ended September 30, 2020, the Company's management evaluated its estimates in order to identify the possible impacts of Covid-19 on the Company's business, as follows:

a.1) Expected credit losses

A potentially relevant risk in the emergence of Covid-19 is related to customer default. In this scenario, the Company maintains regular contact with its main customers, adding flexibility to the collection policy during the pandemic period and increasing the level of digitalization in the relationship with Copel.

The Company's accounts receivable position as of September 30, 2020, as well as the estimates of expected credit losses reflect in a timely manner the best analysis by Management at this time on the quality and recoverability of this financial asset.

Although the loss indicator has not significantly worsened, the Company may face pressure on this indicator if there is a prolongation of the pandemic for the next fiscal year.

In the period ended September 30, 2020, there was an increase in the estimate of expected credit losses, in the amount of R$ 42,326, mainly due to the application of macroeconomic projections in the preparation of the estimates due to the worsening of the economic context.

a.2) Impairment of non-financial assets - impairment

The assumptions for all non-financial assets were assessed individually and the conclusion is that the net carrying amount of the assets is recoverable.

The assumptions in connection with the Company's material non-financial assets were assessed individually and Management concluded that it is necessary to supplement the amount of impairment, as shown in Note 18.

16

The most significant adjustment occurred in the second quarter of 2020 with UEG Araucária, considering that its cash flows were affected by the decrease in energy demand in Brazil, which means that the is dispatched in a shorter period than previous projections.

For the other projects, excepting UEG Araucária, there has been no significant change.The main assumptions applied in the preparation of cash flow models did not have a significant impact in the short term, given that most of the energy is already contracted and the amount of energy exposed to Settlement Price of the Differences (PLD) is not significant. In the medium term, there was impact on the prices negotiated in the free market on the portion of non-contracted energy, but with no significant impact for the Company. Finally, in the long term, the main assumptions used to calculate the impairment (future energy prices and Generation Scaling Factor - GSF levels) did not change significantly, accordingly evidencing the recoverability of assets.

a.3) Recovery of deferred tax assets

The Company has a balance of R$ 951,360 related to deferred tax assets on income tax and social contribution losses and temporary differences recorded at September 30, 2020. The Company assessed its estimates of expected future taxable income and did not identify the need for a provision for loss.

a.4) Fair value of future energy purchase and sale operations

The effects of pandemic on the mark-to-market of electric power purchase and sale agreements occurred mainly in the variation of short-term future prices due to more favorable hydrology and load reduction. In the long-term, future electric power prices did not change significantly. Therefore, at this time, the effects of the pandemic did not have a significant impact on the fair value of the Company's future energy purchase and sale operations.

a.5) Fair value of other assets and liabilities

At the present time, the effects of the pandemic did not have a significant impact on the fair value of the Company's assets and liabilities, mainly on assets originating from concession agreements that are made in the long-term and are contractually guaranteed to receive residual balance at the end of the concession and/ or unconditional right to receive cash during the concession. Accordingly, considering that there were no changes in long-term estimates and assumptions, and that the Company's assets are essential and indicate continuity of operations and cash flows in the medium and long term, up to the present date, despite the fact that the pandemic effects remain uncertain, its effects did not have a significant impact on the fair value of the Company's assets and liabilities.

a.6) Post-employment benefits

The Company's management has constantly monitored the fair value of the actuarial asset of the post-employment benefit plans due to the instability of the interest rate, which is determined based on market data. Due to the economic instability in this pandemic period, the fair value of the plan assets fell at 09.30.2020 in relation to the fair value at 12.31.2019. However, the benefit plans did not generate additional obligations due to the existence of a surplus in the pension plan and the fact that the actuarial liability of the plan is recognized in a sufficient amount, in light of the current assessment.

17

a.7) Liquidity

The Company currently has a solid financial situation with good liquidity ratios and believes that its working capital is sufficient for its current requirements. However, there is an expectation of economic impacts caused by a slowdown of business activities resulting from the restrictions imposed during the Covid-19 pandemic, with subsequent effects on Copel's operations, that can affect the Company's financial results.

At September 30, 2020, the Company's consolidated net working capital totals R$ 2,872,772 (R$ 2,563,575, at 12.31.2019) with a balance of cash and cash equivalents of R$ 3,599,422, compared to the balance of R$ 2,941,727 at 12.31.2019.

The Company has been monitoring its financial liquidity, considering the possibility of raising funds and the prospect of cash retention, using measures from the Federal Government, already implemented and under preparation, and taking necessary actions in our operations such as cost reduction and postponement of investments with the objective of guaranteeing compliance with financial obligations in due time.

a.8) Other assets

The Company has not identified any changes in circumstances that indicate impairment of other assets. It should be noted that the Company records changes in sectorial financial assets and liabilities, updated up to the date of the tariff adjustment/review when, the Granting Authority ratifies the transfer on the tariff base and the Company transfers it to the consumer during the next annual cycle, which at Copel occurs as of June 24 of each year. With the emergency measures for the electric power sector provided for in Provisional Act No. 950 dated April 8, 2020 and in Decree 10,350 of May 18, 2020, Management understands that realization of sector financial assets and liabilities recorded as at September 30, 2020 is sustained. On July 31, 2020, Copel DIS had already had access to the total amount of funds requested from the Covid Account.

In view of all of the above, it should be noted that there was no significant or material impact on the Company's business that could change the measurement of its assets and liabilities presented in the quarterly information at September 30, 2020, and until the date of this publication. However, considering that, like all companies, Copel is exposed to risks arising from any legal and market restrictions that may be imposed, it is not possible to ensure that there will be no impact on operations or that the result will not be affected by the future consequences of the pandemic.

1.1       Copel's equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

18

1.1.1       Subsidiaries

UEG Araucária

On 10.11.2020, at the Meeting of Shareholders, the reduction of the share capital of UEG Araucária Ltda., through the absorption of accumulated losses, as well as the transformation of the corporate type of UEGA, from limited company to public limited company was aprroved.

19

1.1.2       Joint ventures

Sercomtel S.A. Telecomunicações

On August 18, 2020, the auction for the sale of the shares of Sercomtel S.A. Telecomunicações was successfully held. In addition to the signature of the Share Purchase and Sale Agreement - CCVA, still in progress, the sale process was submitted for approval by the National Telecommunications Agency - Anatel and the Administrative Council for Economic Defense - CADE. On 10.27.2020, CADE approved the transaction, without restrictions. If the transaction is approved by Anatel, an Extraordinary General Meeting will be held to formalize the transfer of Copel's shares to the buyer, Bordeaux Investment Fund in Multi-Strategic Participations, when the process will end. Copel's investment is currently reduced to zero due to the recovery tests of this asset.

1.1.3       Associates

1.1.4       Joint operations (consortiums)

20

a) Copel Energia a Gás Natural Consortium

With the intention of structuring a strategic natural gas plan for the State of Paraná, aiming to develop viable solutions in the area of natural gas to serve the thermoelectric and non-thermoelectric markets of Paraná, in July 2020 the Copel Energia Natural Gas Consortium was founded, which aims to develop technical, economic-financial and socio-environmental feasibility studies for the project, in addition to preparing basic projects and obtaining a prior environmental license for the projects.

b) Paraná IP Consortium

In September 2020, the Paraná IP Consortium was created, with the objective of participating in studies and tenders aimed at obtaining municipal concessions and establishing Public-Private Partnerships with municipalities or consortia of municipalities interested in the modernization of their public lighting systems and in the development of smart cities solutions.

2       Concessions and Authorizations

2.1       Concession contracts or authorizations obtained by Copel

2.1.1       Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the date of July 6, 2024 as the concession's expiration date.

21

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession, understanding that expiration occurred on January 20, 2019. The Management of Compagás, its Parent company and other shareholders are challenging the effects of the aforesaid law since they understand that it conflicts with the provisions of the concession agreement currently in force. Compagás filed a lawsuit challenging the early termination of the concession and, on October 30, 2018, a preliminary injunction was granted in favor of the Company's understanding of the terms of the concession contract and the continuity of its operations until July 2024. The Company is awaiting the trial on merit of the case.

Considering that until this date there was no extension/bidding of the concession, the law provides that the concession operator may, after the expiration of the term, remain responsible for its performance until the assumption of the new concession operator, subject to the conditions established.

Considering that the lawsuit continues outstanding and the law continues in force, it was necessary to consider these effects in this quarterly information. The impacts recorded are as follows:

Management will continue to make its best efforts to protect the Company's interests, aiming at appropriately settle the impacts of the new interpretation given by the Concession Grantor and looking for the necessary alternatives to maintain the concession in a sustainable manner.

22

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder		100	01.17.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.28.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu		30	10.30.2049
Generation Concession 007/2013			
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICE CONCESSIONS			
Generation concession 045/1999			
TPP Figueira (Note 36.2.6)		100	03.27.2019
HPP São Jorge (Note 36.2.6)		100	12.05.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.16.2029
HPP Gov. José Richa (Salto Caxias)		100	05.05.2030
Authorization 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-.-
Generation concession 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60,9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35,77	04.24.2030
SHP Bela Vista (a)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Geração de Energia Elétrica	Generation concession contract 002/2020	100	09.17.2023
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055

(a) Building under construction.

23

During 2019, three important enterprises started their commercial operations:

- UHE Colíder: in March, May and December 2019, the three generating units of the plant entered into commercial operation, respectively, totalizing 300 MW of installed power.

- UHE Baixo Iguaçu: Commercial operation of units 1 and 2 began in February 2019, with unit 3 starting in April 2019, with a total installed capacity of 350.2 MW.

24

- Cutia and Bento Miguel Wind Complexes: From the last two week of December 2018 to March 2019, all wind farms went into commercial operation, with a total installed capacity of 312.9 MW.

3       Basis of Preparation

3.1 Statements of compliance

The individual financial statements of the Parent Company and the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM) and the Federal Accounting Council (Conselho Federal de Contabilidade or CFC).

Management declares that all relevant information from the individual and consolidated quarterly information, are being evidenced and corresponds to that used in management.

The issuance of these individual and consolidated quarterly information was approved by Management on November 12, 2020.

3.2 Functional and presentation currency

The individual and consolidated quarterly information is presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3 Basis of measurement

The individual and consolidated quarterly information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4 Use of estimates and judgments

In the preparation of this individual and consolidated quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of Copel and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Changes in estimates are recognized in the period in which they occur.

25

Information about the use of estimates and judgment referring to the adoption of accounting policies which impact the amounts recognized in the quarterly information is the same as that disclosed in note 3.4 to the financial statements at December 31, 2019.

3.5 Management's judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.6 Restatement of comparative balances

Regarding the presentation of the balances of discontinued operations resulting from the divestment process of Copel Telecomunicações S.A., described in Note 41, the balances of the Statements of Income, Cash Flows and Added Value are being restated, for comparison purposes, as tables below:

26

27

4       Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements for the year ended December 31, 2019.

4.1 Standards applicable to the Company effective January 1, 20

From January 1, 2020, changes in the following pronouncements will be in effect, without significant impacts on the Company's financial statements:

(i)	CPC 00 (R2)/ IAS 1 Conceptual framework;

(ii)   Annual review of CPC No. 14/2019: changes in pronouncements arising from the review of CPC 00, change in the definition of business in CPC 15 (R1) / IFRS 3 and change in the definition of materiality in CPC 26 (IAS 1) and CPC 23 (IAS 8).

(iii)  Annual revision of CPC 15/2020: amendments to Technical Pronouncements CPC 38, CPC 40 (R1) and CPC 48, due to the “reference interest rate reform”;

(iv)  Annual revision of CPC 16/2020: amendments to Technical Pronouncement 06 (R2), referring to benefits related to Covid-19 granted to lessees under lease agreements.

28

5       Cash and Cash Equivalents

These comprise cash on hand, deposits with banks and short-term highly-liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 85.0% and 101.5% of Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI) interest.

6       Bonds and Securities

The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 7 to 54 months from the end of the reporting period.

29

7       Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for 90 days	Total 09.30.2020	Total 12.31.2019
Customers					
Residential	332.694	179.836	46.063	558.593	579.715
Industrial	200.278	18.544	82.875	301.697	298.719
Commercial	216.613	40.985	32.587	290.185	363.986
Rural	66.442	18.863	7.823	93.128	103.271
Public Entities	26.030	2.963	3.189	32.182	55.847
Public lighting	33.961	-	2	33.963	38.523
Public service	37.263	1.474	498	39.235	44.983
Unbilled - captives	459.249	-	-	459.249	516.203
Energy installments plan - captives (7.1)	206.205	15.348	67.159	288.712	204.192
Low income subsidy - Eletrobras	18.823	-	-	18.823	12.174
Free consumers	157.685				132.756
Other receivables	45.021	23.105	82.911	151.037	148.375
	1.800.264	**301.118**	**323.107**	**2.266.804**	**2.498.744**
Concessionaires, Permission holder and Trading Companies					
Bilateral contracts	194.360	1.191	5.781	201.332	191.463
Regulated contracts	157.558	93	7.184	164.835	159.492
CCEE (7.2)	124.713	-	119.665	244.378	315.712
Energy suplies	**282.271**	**93**	**126.849**	**409.213**	**475.204**
Charges from using transmission grid	**248.820**	**876**	**7.766**	**257.462**	**215.582**
Telecommunications	-	-	-	-	**67.304**
Gas distribution	**51.334**	**2.452**	**14.561**	**68.347**	**111.026**
Expected credit losses (7.3)	**(15.961)**	**(11.763)**	**(351.332)**	**(379.056)**	**(376.756)**
	2.366.728	**292.776**	**120.951**	**2.622.770**	**2.991.104**
Current				**2.938.154**	**3.120.168**
Noncurrent				**50.259**	**62.399**

7.1 Energy installments plan

The trade accounts receivable renegotiated are discounted to present value as of September 30, 2020, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.29% to 2.81% p.m.

7.2 Electricity Trading Chamber - CEEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Additionally, as a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, is postponed.

30

Copel GeT filed an administrative request for the exclusion of liability at ANEEL, which was denied, and subsequently, at 12.18.2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappelable ruling is rendered. The main action is pending judgment on merits.

The contracted energy of the plant is 125 MW mean. For overdue periods the contract was fulfilled as described below:

- From January 2015 to May 2016, with suspension of energy delivery by operation because of the injunction obtained by Management;

- In June 2016, with partial reduction through a bilateral agreement and suspended remaining balance due to the court injunction;

- From July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility ("Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN"); and

- From January to March 2019, the firmed contracts in the regulated environment became effective again, however, energy supply continued suspended, in light of the injunction obtained. As of March 9, 2019, the plant started commercial production of its first generating unit.

Due to the fact it is awaiting a decision on the merits of the lawsuit, in the period in delay of the plant, the Company recognized in the income for the years revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

From the amount determined by CCEE, for the controversial portion arising from the effects of the injunction for exemption of responsibility of Colíder HPP, an allowance for expected losses was recognized in the amount of R$119,665 (Note 7.3).

31

7.3 Expected credit losses

8       CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government formalized on October 31, 2017 the fifth amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, remaining 55 monthly installments to be paid. The contract balance is updated by the IGP-DI variation and interest of 6.65% p.y.

8.1 Changes in CRC

8.2 Maturity of noncurrent installments

32

9       Net Sectorial Financial Assets and Liabilities

9.1 Composition of net sectorial financial assets and liabilities balances per tariff cycle

Consolidated	09.30.2020		12.31.2019	
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2019				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	235.192	-
Electricity purchased for resale - Itaipu	-	-	342.647	-
Transport of energy using the transmission system - basic grid	-	-	(47.214)	-
Transport of energy purchased from Itaipu	-	-	9.937	-
System Service Charges - ESS	-	-	(160.277)	-
Energy Development Account - CDE	-	-	98.722	-
Proinfa	-	-	8.528	-
Other financial components				
Neutrality	-	-	29.690	-
Overcontracting	-	-	(116.673)	-
Hydrological risk	-	-	(119.416)	-
Tariff refunds	-	-	(43.538)	-
Other	-	-	(448)	-
	-	-	**237.150**	-
Sectorial financial assets - Electricity rate adjustment recoverable 2020				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	15.298	15.298
Electricity purchased for resale - Itaipu	-	-	225.340	225.340
Transport of energy using the transmission system - basic grid	-	-	30.126	30.126
Transport of energy purchased from Itaipu	-	-	7.227	7.227
System Service Charges - ESS	-	-	(52.336)	(52.336)
Energy Development Account - CDE	-	-	27.103	27.103
Proinfa	-	-	(30)	(30)
Other financial components	-	-	-	-
Neutrality	-	-	9.408	9.408
Offset of energy surplus/deficit under CCEAR bilateral contracts	-	-	20.096	20.096
Overcontracting	-	-	(25.725)	(25.725)
Hydrological risk	-	-	(113.872)	(113.872)
Tariff refunds	-	-	(24.215)	(24.216)
	-	-	**118.420**	**118.419**
Sectorial financial assets - Electricity rate adjustment recoverable 2021				
Portion A				
Electricity purchased for resale - CVA Energ	(35.053)	(105.160)	-	-
Electricity purchased for resale - Itaipu	52.138	156.413	-	-
Transport of energy using the transmission system - basic grid	18.462	55.388	-	-
Transport of energy purchased from Itaipu	2.155	6.467	-	-
System Service Charges - ESS	(3.620)	(10.860)	-	-
Energy Development Account - CDE	(559)	(1.678)	-	-
Proinfa	(23)	(69)	-	-
Other financial components	-	-	-	-
Neutrality	19.887	59.658	-	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	6.036	18.108	-	-
Overcontracting	23.467	70.402	-	-
Hydrological risk	(40.808)	(122.425)	-	-
Tariff refunds	(31.933)	(95.800)	-	-
Other	290	873	-	-
	10.439	**31.317**	-	-
	10.439	**31.317**	**355.570**	**118.419**

33

9.2        Changes in net sectorial financial assets and liabilities

34

10       Accounts Receivable - Concessions

10.1 Power distribution service concession

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

10.2 Piped gas distribution service concession

10.3 Bonus from the grant of concession agreements under the quota system

10.4 Remeasurement of RBSE financial assets

35

This refers to Copel GeT's right recognized by the Concession Grantor arising from the Annual Permitted Revenues - APR of Concession Contract No. 060/2001 not timely received in the period from January 2013 to June 2017. The balance is subject to inflation adjustment and interest and will be received in eight years from July 2017 to June 2025.

On June 27, 2017, ANEEL published Resolution 2,258 establishing the Annual Permitted Revenues (RAP) for the 2017-2018 tariff cycle of the period of eight cycles, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by business associations, which determined the deduction of the "compensation", provided for in article 15, paragraph 2 of Law 12,783/2013, on a temporary basis. The same decision was applied provisionally by ANEEL for the second and third tariff cycles ended in June 2020.

On June 30, 2020, Aneel published Homologatory Resolution 2,715, in which it ratified the result of the RAP's periodic review of contract No. 060/2001, establishing the tariff repositioning and including “remuneration” in the RAP portion, which had previously been excluded provisionally due to a judicial decision now revoked. Such amounts will be received from the fourth tariff cycle started in July 2020 until June 2025, including the addition of amounts that have not been timely received due to the provisional effects of the injunction, which will be added in the next three RAP cycles that will begin in July 2020 until June 2023.

10.5 Power generation concession contract

The balance refers to the residual balances of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until the expiration date of the concessions and the remaining balance was reclassified to accounts receivable linked to the concession.

11       Contract assets

36

11.1 Power distribution service concession contract

The costs of loans, financing and debentures capitalized in the in the period ended September 30, 2020 totaled R$7,295 at an average rate of 0.29% p.y. (R$4,931, at an average rate of 0.26% p.y. during the period ended September of 2019).

11.2 Piped gas distribution service concession contract

11.3 Transmission service concession contract

On June 30, 2020, Aneel published Homologatory Resolution 2,715, in which it ratified the result of the periodic review of the RAP of contract No. 060/2001 and on July 14, 2020 it issued Homologatory Resolution 2,725, which establishes the RAP for making available the facilities under the responsibility of the Company. In the process of the first tariff review of contract No. 060/2001, referring to the tariff cycles of 2018/2023 and which takes place every five years, operating costs, the cost of capital (WACC) and the remuneration base were reassessed, which resulted in a 10.16% RAP repositioning rate in relation to the previous cycle.

37

12       Other Receivables

12.1 Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use and offset this gas over the term of the contract up to one year after the closure, currently established in December 2023. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. The contracts with Petrobras provide for the right to assign of this asset. The expiration date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1.

12.2 CDE Transfer

The balance on September 30, 2020 refers to CDE amounts to be transferred to the Company to cover the tariff discounts applicable to the tariff, in accordance with Law 10,438/2002 and Decree 7,891/2013. The amount transferred to Copel DIS for the period from June 2019 to May 2020, in accordance with Resolution 2,559/2019, was R$ 51,200 per month. As from June 2020, this amount was changed to R$ 47,005 per month, by Resolution 2,704, dated June 23, 2020, which approved the result of the last Annual Tariff Adjustment.

38

13       Taxes...............

13.1 Deferred income tax and social contribution

39

13.1.1 Projection for realization of deferred income tax and social contribution

13.1.2 Unrecognized tax credits

As of September 30, 2020, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$137.046 (R$83.273 in December 31, 2019) for not having, at that moment, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

13.2 Other taxes recoverable and other tax obligations

Parent Company		Consolidated	
	09.30.2020	12.31.2019	09.30.2020	12.31.2019
Current assets				
Recoverable ICMS (VAT)	-	-	101.492	103.977
Recoverable PIS/Pasep and Cofins taxes (13.2.1)	-	-	804.200	98.942
Other recoverable taxes	-	-	2.459	2.141
	-	-	**908.151**	**205.060**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	75.280	74.568
Recoverable PIS/Pasep and Cofins taxes (13.2.1)	88.200	87.583	5.081.141	213.667
Other recoverable taxes	14	14	33.695	33.776
	88.214	**87.597**	**5.190.116**	**322.011**
Current liabilities				
ICMS (VAT) payable	-	-	155.624	179.662
PIS/Pasep and Cofins payable (a)	-	-	278.877	125.197
IRRF on JSCP	-	-	-	117.807
Special Tax Regularization Program - Pert	-	-	50.364	49.310
Ordinary financing of taxes w ith the federal tax authorities	-	-	-	18.063
Other taxes	505	120	13.746	11.029
	505	**120**	**498.611**	**501.068**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	2.948	2.817	207.409	209.747
Special Tax Regularization Program - Pert	-	-	419.700	447.897
Other taxes	-	-	4.575	4.470
	2.948	**2.817**	**631.684**	**662.114**

(a) The Federal Government postponed the expiration of PIS/Pasep and Cofins for the period from August to November 2020, originally scheduled for collection from April to June 2020, as one of the tax measures to minimize the impacts of the coronavirus pandemic on companies. The balance not yet paid w as remeasured w ith the effects of the court decision and reclassified to Pis and Cofins to be refunded to consumers (Note 13.2.1).

40

13.2.1 Pis and Cofins credit on ICMS

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and COFINS tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts that have been overpaid for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing Copel DIS's right to exclude from the PIS and COFINS tax base the full amount of ICMS separately disclosed in the shipment invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years prior to the filing for the writ of mandamus.

Considering the favorable ruling that has been rendered, Copel DIS recognized the updated tax credit in assets, which will be recovered using the following expedients: by offsetting against taxes payable within the 5-year statute-barring period, and, if necessary, by receiving securities issued in connection with Federal Government debts (“precatórios”).

Additionally, based on the opinion of its legal counsel, the Company recorded the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute-barring period defined in the civil code and case law of the courts. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits.

The table below shows the impacts from these records on Copel's statement of financial position and statement of income:

41

The amounts of Pis and Cofins of Copel DIS for the months of March to June 2020, which have not yet been paid when the action was concluded were remeasured with the effects from the court decision and reclassified to the liability account to be refunded to consumers.The table below shows, therefore, the total balance to be returned to consumers recorded in balance sheet:

The balance also contains the final and unappealable decision of the lawsuit records in which Compagás discussed the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis. Due to the favorable decision, Compagás recorded, in September 2019, the amount of R$107,453 in the caption Other taxes to be recovered, with a corresponding entry of R$100,931 in operating income and R$6,522 in financial income.

13.2.2 Pis and Cofins under suspended enforceability

On May 15, 2020, Copel Telecomunicações S.A. obtained a preliminary injunction favorable to the Company, suspending enforceability of a portion of Pis and Cofins, recognizing that ICMS should not be included in the tax base of these contributions. Accordingly, the Company has been suspending the payment of this complementary amount and provisioning the amounts until a final decision on the merits of the action is rendered. The balances of this liability are recorded in the Liabilities line associated with assets classified as held for sale.

13.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

42

14       Prepaid Expenses

14.1       Hydrological risk renegotiation (Generation Scaling Factor - GSF)

43

15       Receivables from Related Parties

15.1 Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

15.2 UEGA - Loan Agreement

On February 20, 2020, a loan agreement was signed between Companhia Paranaense de Energia - Copel and Copel Geração e Transmissão S.A. (lenders) and UEG Araucária Ltda. - UEGA (borrower), with approval of limits plus IOF (tax on financial transactions) and interest of 119 % of CDI, in order to provide funds to finance the company's activities and business and effective up to 12.31.2020. The amount of financial income up to the period ended September 30, 2020 was R$ 306.

15.3 Copel Telecomunicações – Intercompany Loan Agreement

On June 19, 2020, a loan agreement was entered into by and between Copel Telecomunicações S.A. (lender) and Companhia Paranaense de Energia - Copel (borrower), with approval of limits increased by IOF and interest of 120% of CDI, in order to provide funds for the financing of the company's activities and businesses and effective until June 30, 2021. The amount of financial income in the period ended on September 30, 2020 was R$ 1.753.

44

16       Judicial Deposits

17       Investments

17.1 Changes in investments

45

17.2 Subsidiaries with non-controlling interests

17.2.1 Summarized financial information

Compagás	Elejor	UEG Araucária
	09.30.2020	09.30.2020	09.30.2020
ASSETS	**819.583**	**643.339**	**268.666**
Current assets	257.401	120.055	78.032
Noncurrent assets	562.182	523.284	190.634
LIABILITIES	**819.583**	**643.339**	**268.666**
Current liabilities	241.079	90.035	96.001
Noncurrent liabilities	84.212	557.823	6.757
Equity	494.292	(4.519)	165.908
STATEMENT OF INCOME			
Operating revenues	395.321	127.515	183.059
Operating costs and expenses	(329.044)	(48.497)	(327.788)
Financial results	(1.500)	(117.067)	269
Equity in earnings of investees	-	-	-
Income tax and social contribution	(23.103)	(969)	(5.372)
Net income (loss)	**41.674**	**(39.018)**	**(149.832)**
Other comprehensive income	-	-	-
Total comprehensive income	**41.674**	**(39.018)**	**(149.832)**
STATEMENTS OF CASH FLOWS			
Cash flows from operational activities	71.016	14.275	(5.187)
Cash flows from investment activities	(11.355)	(292)	1.323
Cash flows from financing activities	(41.898)	(8.358)	39.884
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**17.763**	**5.625**	**36.020**
Cash and cash equivalents at the beginning of the year	141.696	37.878	7.119
Cash and cash equivalents at the end of the year	159.459	43.503	43.139
CHANGE IN CASH AND CASH EQUIVALENTS	**17.763**	**5.625**	**36.020**

46

The loss recorded at Elejor is due to the monetary update on Accounts payable linked to the concession, which increased significantly as a result of the IGPM increase, as shown in Note 27.

17.2.2 Changes in equity attributable to non-controlling shareholders

17.3 Total balances of the groups of assets, liabilities, profit or loss and equity interest in commitments and contingent liabilities of the main joint ventures

Balance as of September 30, 2[illegible]	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**221.605**	**273.356**	**486.948**	**2.378.445**	**1.330.697**	**1.676.763**	**2.626.884**	**1.512.174**
Current assets	**3.624**	**33.101**	**66.573**	**299.668**	**161.901**	**184.198**	**324.363**	**197.407**
Cash and cash equivalents	1.448	7.609	11.311	86.275	55.541	24.708	39.461	55.161
Other current assets	2.176	25.492	55.262	213.393	106.360	159.490	284.902	142.246
Noncurrent assets	**217.981**	**240.255**	**420.375**	**2.078.777**	**1.168.796**	**1.492.565**	**2.302.521**	**1.314.767**
LIABILITIES	**221.605**	**273.356**	**486.948**	**2.378.445**	**1.330.697**	**1.676.763**	**2.626.884**	**1.512.174**
Current liabilities	**2.196**	**23.368**	**70.804**	**178.069**	**89.745**	**102.860**	**156.267**	**58.860**
Financial liabilities	-	7.532	13.385	85.426	36.487	59.816	95.345	45.797
Other current liabilities	2.196	15.836	57.419	92.643	53.258	43.044	60.922	13.063
Noncurrent liabilities	**-**	**58.488**	**121.073**	**699.253**	**522.090**	**822.634**	**1.224.883**	**766.814**
Financial liabilities	-	44.541	68.664	617.584	444.576	551.866	1.224.883	486.875
Other noncurrent liabilities	-	13.947	52.409	81.669	77.514	270.768	-	279.939
Equity	**219.409**	**191.500**	**295.071**	**1.501.123**	**718.862**	**751.269**	**1.245.734**	**686.500**
STATEMENT OF INCOME								
Net operating income	-	16.063	24.936	227.675	67.725	111.212	250.156	79.195
Operating costs and expenses	(53)	(32.846)	(2.825)	(109.642)	(5.711)	(13.943)	(109.367)	(54.833)
Financial results	23	(2.597)	(4.006)	(38.467)	(27.250)	(35.118)	(63.779)	(30.117)
Equity in income of subsidiaries	(5.253)	-	-	-	-	-	-	-
Income tax and social contribution	-	(8)	(6.130)	(19.170)	(12.511)	(20.976)	(26.303)	1.910
Net income (loss)	**(5.283)**	**(19.388)**	**11.975**	**60.396**	**22.253**	**41.175**	**50.707**	**(3.845)**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**(5.283)**	**(19.388)**	**11.975**	**60.396**	**22.253**	**41.175**	**50.707**	**(3.845)**
Investment interest - %	49,0	49,0	49,0	49,0	49,0	24,5	50,1	49,0
Investment book value	107.510	93.837	144.584	735.549	352.242	184.061	624.112	336.385

As of September 30, 2020, Copel's interest in the commitments assumed from its joint ventures is equivalent to R$4.632 (R$5.936 as of December 31, 2019) and in contingent liabilities is equivalent to R$213.784 (R$89.688 as of December 31, 2019).

The losses posted by Caiuá and Cantareira are mainly due to the recognition of provision for lawsuits, in the amounts of R$ 28,891 and R$ 51,511, respectively, resulting from an arbitration proceeding on the controversial amount for economic and financial rebalancing of the construction contract.

47

17.4 Total balances of the groups of assets, liabilities, profit or loss and equity interest in contingent liabilities of the main associates

As of September 30, 2020, Copel's interest in the contingent liabilities of its associates is equivalent to R$113.573 (R$78.793 as of December 31, 2019).

48

18       Property, Plant and Equipment

18.1 Property, plant and equipment by asset class

18.2 Changes in property, plant and equipment

49

18.3 Costs of loans and financing and debentures capitalized

The costs of loans and financing and debentures capitalized in property, plant and equipment in the period ended September 30, 2020 totaled R$903, at an average rate of 0.03% p.y. (R$3,384, at an average rate of 0.09% p.y. on September 30, 2020.

18.4 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

18.5 Impairment of generation segment assets

The projects with impairment balances recorded on September 30, 2020 are the following:

50

In the period ended September 30, 2020, the impairment changed as follows:

18.6 Property, Plant and Equipment of Copel Telecomunicações

The Company's Management continuously monitors the business environment of the telecommunications segment, paying particular attention to factors such as the increased competitiveness of the sector, the high degree of investment required to maintain its customer base and the expected return from this segment. The reversal of impairment in the period occurred due to depreciation, write-offs and recovery of provisioned equipment, referring to assets for which estimated losses were recorded. Both the reversal of impairment and the write-offs are shown within the line of net income from discontinued operations, as a result of the divestment process of Copel Telecomunicações and the reclassifications carried out in compliance with accounting standards, as described in Note 41.

18.7 Plants under construction

18.7.1 SHP Bela Vista

With estimated investment of R$200,000, this plant, with installed capacity of 29.81 MW and physical guarantee of 18.4 MW mean, will be built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the state of Paraná.

The participation in the A-6 auction held on August 31, 2018 led to sale of 14.7 MW mean in regulated contracts at the original price of R$ 195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, and the three-generating units are expected to start operating in the first half of 2021.

18.7.2 Jandaíra Wind Complex

With estimated investment of R$401,610, this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW mean, will be built in the municipalities of Pedra Preta and Jandaíra, in the state of Rio Grande do Norte.

51

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW mean in regulated contracts at the original price of R$ 98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

The works are expected to start in December 2020, and the wind farm is expected to start operating between May 2022 and July 2022, on a phased basis, by wind turbine.

19       Intangible assets

19.1 Power distribution service concession

19.2 Generation concession agreements

52

19.3 Piped gas distribution service concession

19.4 Other intangible assets

20       Payroll, Social Charges and Accruals

21       Accounts Payable to Suppliers

53

22       Loans and Financing

54

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	09.30.2020	12.31.2019
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169.500	86.895	95.807
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44.723	18.587	21.090
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73.122	42.610	46.240
13211061		Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1.041.155	765.329	817.329
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17.644	10.397	11.385
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34.265	20.812	22.419
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21.584	12.508	13.526
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.5%	194.000	187.254	196.827
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Mensal	IPCA + 4.8165%	IPCA + 4.8570%	206.882	156.235	-
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Mensal	IPCA + 4.8165%	IPCA + 4.8570%	225.230	107.161	-
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41.583	2.341	7.611
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17.821	4.137	8.288
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78.921	29.389	35.267
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	4	11
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71.676	42.641	45.582
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82.973	46.267	49.458
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54.100	38.445	41.388
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40.050	28.423	30.598
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90.900	64.460	69.394
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97.000	68.843	74.112
18204611	Cutia		Pledge of shares; assignment of receivables.	10.25.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619.405	594.312	611.457
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27.634	17.584	19.203
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9.086	2.393	2.992
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33.460	22.677	24.627
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21.577	8.114	9.813
											2.377.818	2.264.424
Total local currency											3.117.089	3.059.727
										Gross debt	3.271.708	3.168.710
										(-) Transaction cost	(25.523)	(26.327)
										Net debt	3.246.186	3.142.383
										Current	591.307	255.521
										Noncurrent	2.653.878	2.886.862

DI - Interbank Deposit Rate
IPCA - Inflation Index (*Índice Nacional de Preços ao Consumidor Amplo, in Portuguese*)
TJLP - Long-term interest rate
TR - Referential Rate

55

22.1 Collateral and escrow deposits - STN

Constitution of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$85,544 (R$57,968 at December 31, 2019), and Discount Bond, in the amount of R$59,500 (R$40,465 at December 31, 2019), intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero-Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, constituted pursuant to the Brazilian Financing Plan of 1992.

22.2 Breakdown of loans and financing by currency and index

22.3 Maturity of noncurrent installments

22.4 Changes in loans and financing

56

22.5 Covenants

The Company and its subsidiaries signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2019, the Company was in compliance with all financial covenants measured only annually. As of September 30, 2020, Copel is in compliance with all other ratios and covenants.

The financial covenants contained in the agreements are presented below:

57

23       Debentures

58

23.1 Maturity of noncurrent installments

23.2 Changes in debentures

23.3 Covenants

Copel and its subsidiaries issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of December 31, 2019, the Company was in compliance with all financial covenants measured only annually. As of September 30, 2020, Copel is in compliance with all other ratios and covenants.

59

The financial covenants contained in the agreements are presented as follows:

24       Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuary in accordance with CPC 33 (R1) - Employee Benefits, corresponding to IAS 19 and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuary and approved by the Parent company's Management.

Further information is available in the Financial Statements of December 31, 2019.

24.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

60

24.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

24.3 Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

Amounts recognized in the statement of income are shown below:

Parent Company		Consolidated	
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
Employees				
Pension plans	426	393	42.966	45.015
Healthcare plan - post employment	577	456	70.762	74.693
Healthcare plan - active employees	716	612	56.528	57.103
	1.719	**1.461**	**170.256**	**176.811**
Management				
Pension plans	91	235	542	716
Healthcare plan	46	20	104	62
	137	**255**	**646**	**778**
	1.856	**1.716**	**170.902**	**177.589**

	Parent Company		Consolidated	
	07.01.2020 to 09.30.2020	07.01.2019 to 09.30.2019	07.01.2020 to 09.30.2020	07.01.2019 to 09.30.2019
Employees				
Pension plans	142	130	14.235	14.833
Healthcare plan - post employment	193	152	23.588	24.899
Healthcare plan - active employees	252	185	18.585	19.349
	587	**467**	**56.408**	**59.081**
Management				
Pension plans	106	88	330	240
Healthcare plan	17	13	36	28
	123	**101**	**366**	**268**
	710	**568**	**56.774**	**59.349**

61

24.4 Changes in post-employment benefits

25       Sectorial Charges Due

26       Research and Development and Energy Efficiency

26.1 Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

26.2 Changes in R&D and EEP balances

62

27       Accounts Payable Related to Concessions

27.1 Changes in accounts payable related to concessions

28       Right-of-use asset and lease liability

With the adoption of CPC 06 (R2)/IFRS 16, the Company recognized right-of-use asset and lease liability as follows:

28.1 Right-of-use asset

63

28.2 Lease liability

28.2.1 Changes in lease liability

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding.

28.2.2 Maturity of noncurrent installments

28.2.3 Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

28.3 Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

64

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) / IFRS 16 and the amount that would be recorded considering forecast inflation:

28.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

29       Other Accounts Payable

65

30       Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning described in Note 4.11 to the financial statements at December 31, 2019 are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company and its subsidiaries are responsible on the date of preparation of the quarterly information, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

30.1 Change in provisions for litigation

Consolidated	Balances as of January 1, 2020	Income			Additions to assets	Discharges	Transfers/ Others (a)	Balances as of September 30 2020
		Provision for litigations		Construction cost				
		Additions	Reversals	Additions				
Tax								
Cofins	104.284	2.489	-	-	-	-	-	106.773
Others	71.506	48.064	(2.956)	-	-	(241)	(3.113)	113.260
	175.790	**50.553**	**(2.956)**	-	-	**(241)**	**(3.113)**	**220.033**
Labors	**673.062**	**93.161**	**(906)**	-	-	**(99.944)**	**(33.241)**	**632.132**
Employee benefits	**86.297**	**11.439**	**(16.802)**	-	-	**(783)**	**(1.098)**	**79.053**
Civil								
Civil and administrative claims	336.962	85.328	(14.534)	-	-	(18.762)	(646)	388.348
Easements	127.010	250	(543)	(3.861)	1.571	(1.459)	-	122.968
Expropriations and property	118.757	171	(1.217)	3.906	4.855	(126)	-	126.346
Customers	4.956	202	(1.238)	-	-	-	-	3.920
Environmental	4.071	1.581	(5)	-	-	-	-	5.647
	591.756	**87.532**	**(17.537)**	**45**	**6.426**	**(20.347)**	**(646)**	**647.229**
Regulatory	**79.808**	**2.038**	**(1.008)**	-	-	**(1.031)**	-	**79.807**
	1.606.713	**244.723**	**(39.209)**	**45**	**6.426**	**(122.346)**	**(38.098)**	**1.658.254**

(a) Reclassification mainly to Liabilities associated w ith assets classified as held for sale (Note 41).

Parent company	Balance as of January 1, 2020	Income Additions	Balance as of September 30, 2020
Tax			
Cofins	104.284	2.489	106.773
Others	30.744	45.232	75.976
	135.028	**47.721**	**182.749**
Labor	**1.957**	**559**	**2.516**
Civil	**150.529**	**7.443**	**157.972**
Regulatory	**17.357**	**-**	**17.357**
	304.871	**55.723**	**360.594**

66

30.2 Details of provisions for litigation and contingent liabilities

The table below shows the details of the provisions for registered litigations and, in addition, the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized since it is not probable that an outflow of resources that incorporate economic benefits to settle the obligation.

67

68

31       Equity...........

31.1 Capital

As of September 30, 2020, the paid-in capital is R$10,800,000 (R$10,800,000 as of December 31, 2019). Shareholding interests (comprising no par value shares) and main shareholders are shown below:

31.2 Equity valuation adjustments

31.3 Earnings per share - basic and diluted

69

32       Net Operating Revenue

70

32.1 Revenue by type and / or class of consumers

32.2       Leases and rentals

32.2.1 Revenues from leases and rentals

71

32.2.2 Receivables from leases

32.3 Regulatory charges

32.3.1 Energy Development Account - CDE - power distribution concession

The CDE was created by Law 10,438/2002, amended by Law 12,783/2013 and, in order to meet its objectives, it has among its sources of funds, quotas paid by agents that negotiate energy with end consumers, at a charge included in the tariffs.

The Company makes payments for the "CDE USO" charge, intended to cover the CDE's objectives set forth by law.

The annual quotas for each distributor are defined by ANEEL through resolutions enacted by it. The balance at June 30, 2020 is as follows:

72

Preliminary injunctions

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - ABRACE, and of the National Association of Energy Consumers - ANACE and other consumers, which challenge at court the tariff components of CDE-Use and CDE-Electricity, ANEEL, ratified the tariff calculation, deducting these charges from the tariffs of these consumers, as long as the preliminary injunctions granted in Judicial Proceedings are not overthrown.

32.4 Copel DIS annual tariff adjustment

ANEEL approved the result of Copel DIS's Annual Tariff Adjustment through Homologatory Resolution No. 2,704, dated June 23, 2020, authorizing average adjustment of 0.41% (3,41% in 2019) applied to consumers and whose application occurred in full to tariffs as from June 24, 2020.

The tariff recomposition includes: 0.79% resulting from the update of Parcel B (operating costs, depreciation and remuneration); 7.82% related to the updating of Parcel A (energy, transmission, charges and irrecoverable revenue); 1.81% related to inclusion of financial components; and -10.01% that reflect the withdrawal of financial components from the previous tariff process.

There was reduction in the following categories of customers: residential, 0.95%; commercial and services served at low voltage, 0.83%; and public lighting, 0.93%. High voltage customers had an average increase of 1.13%.

This adjustment already considers the impacts from the Covid Account, in accordance with Decree 10,350/2020 and Aneel Normative Resolution 885/2020, in the amount of R$ 536,359, whose funds were received on July 31, 2020, as disclosed in Note 41.1.

73

33       Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	09.30.2020
Electricity purchased for resale (33.1)	(4.508.361)	-	-	-	(4.508.361)
Charge of the main distribution and transmission grid	(994.507)	-	-	-	(994.507)
Personnel and management (33.2)	(650.190)	(8.268)	(269.100)	-	(927.558)
Pension and healthcare plans (Note 24.3)	(121.388)	(1.201)	(48.313)	-	(170.902)
Materials and supplies	(49.100)	(91)	(4.881)	-	(54.072)
Materials and supplies for power electricity	(143.409)	-	-	-	(143.409)
Natural gas and supplies for gas business	(263.610)	-	-	-	(263.610)
Third-party services (33.3)	(296.484)	(3.795)	(113.391)	-	(413.670)
Depreciation and amortization	(696.288)	(107)	(33.985)	(11.516)	(741.896)
Credit losses, provisions and reversals (33.4)	(104.517)	(116.518)	-	(194.507)	(415.542)
Construction cost (33.5)	(941.215)	-	-	-	(941.215)
Other operating costs and expenses, net (33.6)	(128.079)	(12.445)	(68.679)	(65.002)	(274.205)
	(8.897.148)	**(142.425)**	**(538.349)**	**(271.025)**	**(9.848.947)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	07.01.2020 to 09.30.2020
Electricity purchased for resale (33.1)	(1.542.643)	-	-	-	(1.542.643)
Charge of the main distribution and transmission grid	(431.353)	-	-	-	(431.353)
Personnel and management (33.2)	(218.027)	(2.782)	(93.631)	-	(314.440)
Pension and healthcare plans (Note 24.3)	(40.027)	(375)	(16.372)	-	(56.774)
Materials and supplies	(15.516)	(3)	(1.084)	-	(16.603)
Materials and supplies for power electricity	(21.277)	-	-	-	(21.277)
Natural gas and supplies for gas business	(82.561)	-	-	-	(82.561)
Third-party services (33.3)	(105.248)	(1.250)	(37.460)	-	(143.958)
Depreciation and amortization	(230.705)	(107)	(11.978)	(3.838)	(246.628)
Credit losses, provisions and reversals (33.4)	6.010	(20.109)	-	(141.777)	(155.876)
Construction cost (33.5)	(371.159)	-	-	-	(371.159)
Other operating costs and expenses, net (33.6)	(71.805)	(2.557)	(15.879)	(24.263)	(114.504)
	(3.124.311)	**(27.183)**	**(176.404)**	**(169.878)**	**(3.497.776)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	Restated 09.30.2019
Electricity purchased for resale (33.1)	(4.353.839)	-	-	-	(4.353.839)
Charge of the main distribution and transmission grid	(942.987)	-	-	-	(942.987)
Personnel and management (33.2)	(617.751)	(10.131)	(237.913)	-	(865.795)
Pension and healthcare plans (Note 24.3)	(126.654)	(1.474)	(49.461)	-	(177.589)
Materials and supplies	(53.098)	(72)	(5.587)	-	(58.757)
Materials and supplies for power electricity	(2.343)	-	-	-	(2.343)
Natural gas and supplies for gas business	(439.637)	-	-	-	(439.637)
Third-party services (33.3)	(257.338)	(5.658)	(97.518)	-	(360.514)
Depreciation and amortization	(635.148)	(4)	(32.660)	(10.879)	(678.691)
Credit losses, provisions and reversals (33.4)	164.236	(100.219)	-	(136.681)	(72.664)
Construction cost (33.5)	(803.323)	-	-	-	(803.323)
Other operating costs and expenses, net (33.6)	(150.442)	(8.338)	(71.472)	(59.169)	(289.421)
	(8.218.324)	**(125.896)**	**(494.611)**	**(206.729)**	**(9.045.560)**

74

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	Restated 1º.07.2019 a 30.09.2019
Electricity purchased for resale (33.1)	(1.701.179)	-	-	-	(1.701.179)
Charge of the main distribution and transmission grid	(318.744)	-	-	-	(318.744)
Personnel and management (33.2)	(203.040)	(3.067)	(82.404)	-	(288.511)
Pension and healthcare plans (Note 24.3)	(41.982)	(474)	(16.893)	-	(59.349)
Materials and supplies	(19.807)	(9)	(1.730)	-	(21.546)
Materials and supplies for pow er electricity	(798)	-	-	-	(798)
Natural gas and supplies for gas business	(153.364)	-	-	-	(153.364)
Third-party services (33.3)	(85.860)	(1.875)	(32.320)	-	(120.055)
Depreciation and amortization	(222.479)	(2)	(10.812)	(3.839)	(237.132)
Credit losses, provisions and reversals (33.4)	183.580	(27.666)	-	(31.870)	124.044
Construction cost (33.5)	(284.254)	-	-	-	(284.254)
Other operating costs and expenses, net (33.6)	(51.108)	(1.083)	(16.573)	(42.513)	(111.277)
	(2.899.035)	**(34.176)**	**(160.732)**	**(78.222)**	**(3.172.165)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	09.30.2020
Personnel and management (33.2)	(16.601)	-	(16.601)
Pension and healthcare plans (Note 24.3)	(1.856)	-	(1.856)
Materials and supplies	(530)	-	(530)
Third party services	(25.347)	-	(25.347)
Depreciation and amortization	(521)	(841)	(1.362)
Credit losses, provisions and reversals (33.4)	-	(53.397)	(53.397)
Other operating income (expenses)	(14.517)	(9.621)	(24.138)
	(59.372)	**(63.859)**	**(123.231)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	07.01.2020 to 09.30.2020
Personnel and management (33.2)	(5.884)	-	(5.884)
Pension and healthcare plans (Note 24.3)	(710)	-	(710)
Materials and supplies	165	-	165
Third party services	(7.294)	-	(7.294)
Depreciation and amortization	(202)	(280)	(482)
Credit losses, provisions and reversals (33.4)	-	(49.074)	(49.074)
Other operating income (expenses)	(4.201)	(3.856)	(8.057)
	(18.126)	**(53.210)**	**(71.336)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	09.30.2019
Personnel and management (33.2)	(11.987)	-	(11.987)
Pension and healthcare plans (Note 24.3)	(1.716)	-	(1.716)
Materials and supplies	(417)	-	(417)
Third party services	(10.211)	-	(10.211)
Depreciation and amortization	(674)	(840)	(1.514)
Credit losses, provisions and reversals (33.4)	-	(7.199)	(7.199)
Other operating income (expenses)	(7.603)	4.442	(3.161)
	(32.608)	**(3.597)**	**(36.205)**

75

33.1 Electricity purchased for resale

76

33.2 Personnel and management

33.3 Third party services

77

33.4 Credit losses, provisions and reversals

(a) The main variations in provisions for litigations occurred due to the review of the assessment of the Company's legal advisors, mainly in the tax action of the Parent Company and civil action for compensation to third parties. The details of the actions are shown in Note 30.

33.5 Construction costs

78

33.6 Other operating costs and expenses, net

79

34       Financial Results

Parent company		Consolidated	
				Restated
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
Financial income				
Recognition of tax credit (Note 13.2.1)	-	-	940.917	6.522
Interest and monetary variation of CRC transfer (Note 8.1)	237.641	132.594	237.641	132.594
Arrears charges on bills	-	-	175.816	161.750
Return on financial investments	719	10.115	63.637	92.434
Exchange variation on loan collateral	-	-	46.611	16.730
Derivatives fair value - forw ard contract (Note 36.2.3 - b)	-	-	28.310	-
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	18.025	37.991
Monetary variation over the Itaipu pow er purchase	-	-	17.519	22.000
Monetary variation and adjust to present value of accounts payable related to the concession (Note 27.1)	-	-	1.213	1.183
Other financial income	(3.768)	5.621	53.831	66.613
	234.592	**148.330**	**1.583.520**	**537.817**
(-) Financial expenses				
Monetary and exchange variation and debt charges	42.632	116.948	462.436	663.947
Monetary variation and adjust to present value of accounts payable related to the concession (Note 27.1)	-	-	126.949	68.192
Monetary variation over the Itaipu pow er purchase	-	-	70.489	24.013
Interest on R&D and EEP (Note 26.2)	-	-	10.510	19.011
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	62	4.501
Interest and monetary variation of CRC transfer (Note 8.1)	-	8.495	-	8.495
Other financial expenses	4.508	5.124	45.110	83.794
	47.140	**130.567**	**715.556**	**871.953**
Net	**187.452**	**17.763**	**867.964**	**(334.136)**

80

Parent company		Consolidated	
				Restated
	07.01.2020 to 09.30.2020	07.01.2019 to 09.30.2019	07.01.2020 to 09.30.2020	07.01.2019 to 09.30.2019
Financial income				
Recognition of tax credit	-	-	4.393	6.522
Interest and monetary variation of CRC transfer	139.059	27.737	139.059	27.737
Arrears charges on bills	-	-	75.285	53.339
Return on financial investments	185	436	17.745	26.633
Exchange variation on loan collateral	-	-	5.289	16.730
Derivatives fair value - forw ard contract	-	-	7.244	-
Remuneration of net sectorial assets and liabilities	-	-	2.515	8.702
Monetary variation over the Itaipu pow er purchase	-	-	481	4.999
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession	-	-	380	179
Other financial income	(4.589)	2.373	18.085	11.839
	134.655	**30.546**	**270.476**	**156.680**
(-) Financial expenses				
Monetary and exchange variation and debt charges	9.746	34.301	131.876	213.820
Monetary variation and adjust to present value of accounts	-	-	-	-
payable related to the concession	-	-	71.127	13.481
Monetary variation over the Itaipu pow er purchase	-	-	7.566	14.682
Interest on R&D and EEP	-	-	2.567	6.394
Remuneration of net sectorial assets and liabilities	-	-	-	1.533
Interest and monetary variation of CRC transfer	-	8.495	-	8.495
Other financial expenses	2.619	1.952	10.390	24.984
	12.365	**44.748**	**223.526**	**283.389**
Net	**122.290**	**(14.202)**	**46.950**	**(126.709)**

35       Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision-makers responsible for allocating funds and assessing performance.

35.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until September 30, 2020, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory.

No customer of the Company or its subsidiaries has been identified who is individually responsible for more than 10% of the total net revenue registered until 09.30.2020.

81

The Company evaluates the performance of each segment, based on information derived from the accounting records.

The accounting policies of the operating segments are the same as those described in Note 4 of the Financial Statements of December 31, 2019.

35.2 Company's reportable segments

The reportable segments of the Company, in accordance with CPC 22/IFRS 8, are:

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects (GER) and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding Company (HOL) - its attribution is to participate in other companies;

Others - With the desinvestment of Copel Telecomunicações, in progress, as described in Note 41, the telecommunications segment will be discontinued. However, the balances that are registered with Copel Telecomunicações and that will remain with Copel after the sale of the subsidiary are shown in the tables below as “others”.

35.3 Assets by reportable segment

82

35.4 Statement of income by reportable segment

83

(a) The balances presented refer to the depreciation and amortization of the assets that are currently allocated to Copel Telecomunicações and which will be maintained at Copel after the divestment, in addition to the costs and expenses with Copel Telecomunicações employees and managers that will also be reallocated in the subsidiaries of the Company.

35.5 Additions to noncurrent assets by reportable segment

84

36       Financial Instruments

36.1 Categories and determination of fair value of financial instruments

Determining fair values

a)	Equivalent to their respective carrying values due to their nature and terms of realization.
b)	Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government
85

c)	The criteria are disclosed in Note 4.4 to the financial statements on December 31, 2019.
d)	The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to the financial statements on December 31, 2019.
e)	The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 to the financial statements on December 31, 2019.
f)	Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.
g)	The cost of the last borrowing taken out by the Company is used as a basic assumption, IPCA + Spread de 4,8165%, for discount of the expected payment flows.
h)	The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 2.87% p.y. plus the IPCA inflation index.
i)	Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).
j)	Calculated from the Unit Price quotation (PU) for September 30, 2020, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.
k)	Actual net discount rate of 8.26% p.y., in line with the Company's estimated rate for long-term projects.

36.2       Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

86

a)	The Company manages the credit risk of its assets in accordance with the Management’s policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.
b)	The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers with the greatest possibility of default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.
c)	Management believes this credit risk is low because repayments are secured by resources from dividends.
d)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.
e)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.
f)	Management considers the credit risk to be low for the balance relating to RBSE assets, in view of Aneel's Homologatory Resolution 2,715, which established the tariff repositioning so that such amounts will be received as from the fourth tariff cycle, started in July 2020 until June 2025, as described in Note 10.4.
g)	Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.
87

h)	For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR, in Portuguese), for the purposes of indemnification. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.
i)	This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2 Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2024, 2023 indicators are repeated on an unaltered basis throughout the forecast period.

88

As disclosed in Notes 22.5 and 23.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

36.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)	Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk - Dollar

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

89

The baseline scenario takes into account the existing balances in each account as of September 30, 2020 and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$5.35) based on the median market expectation for 2020 reported in the Central Bank's Focus report of October 16, 2020. For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the date of the quarterly information, as recommended by CPC 40 (R1) - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments held as of September 30, 2020, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)	Foreign exchange risk - euro

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions, whose gains and losses are recognized in the Company's statement of income.

Based on the notional amount of 16 million euros outstanding as of September 30, 2020, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate as of the same date. The active balance, recorded as of September 30, 2020, is shown in Note 12. The liability balance, as of December 31, 2019, is presented in Note 29.

Sensitivity analysis of operations with derivative financial instruments

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

90

The sensitivity analyses were prepared in accordance with CVM Instruction 475/08, considering, for scenarios 1 and 2, 25% and 50% increase or decrease in exchange rates, applied to the forward rate as of September 30, 2020. The results obtained are shown below:

c)	Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk, but has been continuously monitoring interest rates and market indexes in order to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of September 30, 2020 while the probable scenario assumes balances reflecting varying indicators CDI/Selic: -2.00%, IPCA: -2.65%, IGP-DI: -17.16%, IGP-M: -17.15% and TJLP:-4.55%. estimated as market average projections for 2020 according to the Focus Report issued by the Central Bank of Brazil as of October 16, 2020, except TJLP that considers the Company's internal projection.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

91

Interest rate risk and monetary variation	Risk	Baseline 09.30.2020	Projected scenarios - Dec.2020 Probable	Scenario 1	Scenario 2
Financial assets					
Bonds and securities	Low CDI/SELIC	300.317	1.491	1.120	747
Collaterals and escrow accounts	Low CDI/SELIC	136	-	-	-
CRC Transferred to the Paraná State Government	Low IGP-DI	1.363.307	55.060	41.894	28.347
Sectorial financial assets	Low Selic	41.756	207	156	104
Accounts receivable - concessions	Low IPCA	2.565.016	16.827	12.651	8.455
Accounts receivable - generation concessions	Undefined (a)	75.200	-	-	-
		4.345.732	**73.585**	**55.821**	**37.653**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(640.177)	(3.177)	(3.964)	(4.748)
BNDES	High TJLP	(2.070.389)	(23.159)	(28.831)	(34.456)
BNDES	High IPCA	(267.533)	(1.755)	(2.189)	(2.620)
Banco do Brasil - BNDES Transfer	High TJLP	(86.895)	(972)	(1.210)	(1.446)
Caixa Econômica Federal	High TJLP	(206)	(2)	(3)	(3)
Other	No risk	(51.869)	-	-	-
Debentures	High CDI/SELIC	(5.513.121)	(27.361)	(34.139)	(40.891)
Debentures	High IPCA	(1.521.336)	(9.980)	(12.445)	(14.898)
Debentures	High TJLP	(116.540)	(1.304)	(1.623)	(1.940)
Sectorial financial liabilities	High Selic	(286.836)	(1.424)	(1.776)	(2.127)
Special Tax Regularization Program - Pert	High Selic	(470.064)	(2.333)	(2.911)	(3.486)
Accounts payable related to concession	High IGP-M	(634.111)	(25.596)	(31.551)	(37.350)
Accounts payable related to concession	High IPCA	(52.534)	(345)	(430)	(514)
		(11.711.611)	**(97.408)**	**(121.072)**	**(144.479)**

(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the date of the financial statements, as recommended by CPC 40(R1). Based on the equity position and the notional value of the financial instruments held as of September 30, 2020, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4 Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

92

Since 2014, the reservoirs of the Southeast/Midwest, North and Northeast Brazilian regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee fully meeting electricity demand. In the first quarter of 2020, the reservoirs in the Northeast and North recovered their levels, which practically reduces the risk of rationing in these subsystems to zero. As the system is interconnected, the South and Southeast/Midwest subsystems, despite being at lower storage levels, results in having a low risk of energy shortage since they can make use of the energy stored in the other two subsystems.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2020-2024 Energy Operation Plan - PEN 2020.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables, such as a slower consumption growth, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (Conselho Nacional de Política Energética - CNPE, in Portuguese) (maximum risk of 5%) in all subsystems.

36.2.5 Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE, in Portuguese) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF, in Portuguese) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

93

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Santa Clara, Fundão, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

36.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052 of September 8, 2020, regarding the deadline for requesting an extension of concessions.

According to the new law, the concession operator should request extension of concession at least 36 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue.

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, changing the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

94

Copel has 5 if the studies carried out by Copel GeT indicate to the advantage of the operation plants whose concession ends in the next 5 years.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2023, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2024, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL and MME to convert the granting of concession into granting of registration.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the Apucaraninha HPP until October 2022 and the Guaricana and Chaminé HPPs until August 2023. If the Company does not express an interest in the extension of the current regime, the concessions, upon expiration, must be returned to the Concession Grantor.

Copel GeT does not have any transmission concession ending in the next ten years.

36.2.7 Risk on non-renewal of concessions - distribution of electricity

The fifth amendment to Copel DIS's concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

95

Indicators and penalties

Targets defined for Copel Distribuição in the first five years after extension of the concession agreement

36.2.8 Risk of non-extension of the gas distribution concession

As presented in Note 2.1.1, the expiration date of the gas distribution concession of the subsidiary Compagás is under discussion with the concession grantor.

In the event of extinction of the concession at the end of the contractual term, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

96

36.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor's market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In relation to the 2020 contracting, the supply and demand scenarios considered in much of the first quarter indicated that this year Copel DIS would reach a contracting level within the regulatory limits. However, after the adoption of government measures to contain the effects of Covid-19, implemented in the second half of March, a significant reduction in the consumption of electric power was observed in the State of Paraná, a phenomenon also observed in practically all other Brazilian states.

This current scenario, in addition to being unprecedented, raises uncertainties about its evolution and future effects. Owing to this, although an increase in the level of contracting is expected, it is not yet possible to state that it will result in overcontracting, nor measure this risk. Decree 10,350, published on May 18, 2020, amended Decree 5,163, of July 30, 2004, recognizing that the contractual surplus arising from load reduction resulting from the effects from the Covid-19 pandemic were involuntary, whose calculation criteria are pending regulation by Aneel.

In addition, Aneel published Normative Resolution nº 885, dated 06.23.2020, amending Normative Resolution nº 453, dated 10.18.2011, including the load reduction resulting from the effects of the Covid-19 pandemic in the list of items associated with involuntary overcontracting, conditioning the exercise of the distributor's maximum effort to adjust its contracting level.

It is important to note that all distributors have sent Aneel, on a daily basis, information about their realized markets, so that the regulatory body has independent and isonomic access to the effects of social isolation measures. Accordingly, Copel DIS understands that due to the extraordinary nature of this situation, it should maintain the guarantee of neutrality in the purchase of energy preserved and will endeavor to ensure that any overcontracting is recognized as involuntary.

97

36.2.10 Gas shortage risk

The natural gas market in Paraná is composed of Compagás' consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market is currently supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagás has a contract for the supply of natural gas from Bolivia until December 2023, and make a new public bidding for the supply of natural gas as from January 2022. UEG Araucária, on the other hand, negotiates short-term natural gas contracts for not having electricity generated contracted in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector, with an improved regulation.

Within the scope of the New Gas Market, the offer of natural gas already demonstrates growth and diversification, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (LNG) that has a large world offer, use of natural gas from onshore basins and greater use of natural gas from the pre-salt which has large volumes to be extracted.

In relation to the transportation network, the changes in regulation to allow access to new agents, the public calls opportunely made by TBG (Gasbol transporter) with the purpose of establishing capacity contracting regime in the gas pipeline and the Gas Pipeline Indicative Plan (PIG) coordinated by EPE, give a vision of better structuring of the sector and adequate planning to meet current and future demands, even though investments are needed for the latter.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagás, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market.

36.2.11 Risk of non-performance of wind farms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. At September 30, 2020, the consolidated balance recorded in liabilities referring to the non-performance is demonstrated in note 29.

98

36.2.12 Risk related to price of power purchase and sale transactions

The Company operates in the market for the purchase and sale of energy with the objective of achieving results with changes in energy prices, subject to the risk limits established by Management. This activity, therefore, exposes the Company to the risk of future energy price.

The future purchase and sales of energy are recognized at fair value through profit or loss, based on the difference between contractual price and market price of the operations as of the reporting date.

Based on the notional value of R$5,932,803 for purchase contracts and R$5,296,566 for contracts for the sale of electricity, outstanding on September 30, 2020, the fair value was estimated using the prices defined by the Company in the last week of June 2020, which represented the best estimate of the future market price. The discount rate uses the return rate of the NTN-B disclosed by ANBIMA as of September 30, 2020, adjusted by the credit risk rate and the additional project risk.

The outstanding balances relating to these transactions at September 30, 2020 are presented below:

Sensitivity analysis on the power purchase and sale transactions

The sensitivity analyses were prepared in accordance with CVM Instruction 475/08. For the probable scenario, balances updated with the market price curve and NTN-B rate on October 30, .2020 were considered. For scenarios 1 and 2, the increase or decrease of 25% and 50% was applied to the future prices considered in the probable scenario. The results obtained are as follows:

36.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

99

In addition, even if our policy is more restrictive, and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

36.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1 The equity to debt ratio is shown below:

100

37       Related Party Transactions

a)	The Luz Fraterna Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law
101

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement, totaling R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The Tarifa Rural Noturna Program of the Paraná State Government, regulated by Decree No. 1,288 of April 30, 2019, provides for the granting of special monthly discount on the electricity tariff and the charges resulting from this service, including on the additional tariff flags, regarding night consumption by consumers addressed by this decree. This program provides for the payment by the Paraná State Government to Copel Distribuição of the amount corresponding to 60% of the electricity consumption by the benefitted consumers, considered to be night-period consumption, as specified in Decree 1,288 of April 30, 2019.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)	Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. Balances presented are net of expected credit loss.
d)	The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
e)	BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.
f)	BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
g)	Basic sanitation provided by Sanepar.
h)	Operation and maintenance services agreement provided by Copel GeT, maturing on May 9, 2021. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.
102

i)	Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.
j)	Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.
k)	Agreements entered into by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner's engineering services, advisory and consulting services, maturing on November 2020 and facility sharing, maturing on January 1, 2043.
l)	Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.
m)	Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.
n)	Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS.
o)	The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company

37.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transportation agreements made by Copel GeT and its subsidiaries, in the total amount of R$ 4,307 (R$4,005 as of December 31, 2019) and made by Copel Energia, in the amount of R$112,069 (R$21,846 as of December 31, 2019).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

103

38       Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in the quarterly information, are as follows:

104

39       Insurance

Details by peril type and effective date of the main insurance policies can be seen below:

In addition to the insurance policies listed above, the Company and its subsidiaries take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

40       Additional information to the Statement of Cash Flows

40.1 Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$911,436 (R$726,779 as of September 30, 2019). Of this amount, R$92,470 (R$74,445 as of September 30, 2019) represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to information in Note 18.2, Property, plant and equipment acquisitions totaled R$202,159 (R$381,577 as of September 30, 2019). Of this amount, R$20,853 (R$53,914 as of September 30, 2019) represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in note 28.1, the additions and adjustments for remuneration occurred in right-of-use assets totaled R$76,746 (R$ 11,378 as of September 30, 2019), which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

105

41 Assets held for sale and discontinued operations

On 07.15.2020, through Relevant Event 07/2020, Copel communicated the approval of the divestment of 100% of the interest in Copel Telecomunicações by the Board of Directors. On this occasion, the beginning of the external phase was also approved, which included: (i) the opening of a Virtual Data-Room (“VDR”) with detailed information on the divestment; (ii) sending Paraná State Court of Auditors - TCE-PR the complete file for analysis; and (iii) the scheduling and holding of a virtual public hearing on the divestment, to be operated jointly with B3 SA - Brasil, Bolsa, Balcão.

On 09.16.2020, Relevant Event 10/2020 announced that the Company's Board of Directors authorized the publication of the Copel Telecomunicações Divestment Auction Notice with the minimum divestment price of R$ 1,401,090 for Equity Value. On this date, Management understood that the criteria determined by IFRS 5 were met to classify the asset as held for sale and for the disclosure of an discontinued operation.

On 09.11.2020, there was a public auction session related to the sale of 100% of the shares issued by Copel Telecomunicações owned by the Company. The Bordeaux Investment Fund in Multi-Strategic Participations was declared the winner of the event, after presenting the highest offer, in the amount of R$ 2,395,000, representing a goodwill of 70.94% in relation to the minimum bid amount. The next steps following the Auction documentation will be taken, including the verification of the bidder's qualification and the disclosure of the preliminary result of the Auction on 11.16.2020.

We highlight that during the studies for the sale of Copel Telecomunicações some assets were considered strategic for Copel Distribuição, Copel Geração e Transmissão, wholly-owned subsidiaries of Copel, and some other administrative assets that will be maintained within Copel itself or other subsidiaries. In addition, in the divestment process, Management defined that all employees registered with Copel Telecom will be reallocated to other Copel subsidiaries. In view of these definitions, both the balances of assets that will be maintained in the Company and the total obligations with employees and managers, including post-employment benefit obligations and associated deferred taxes, were not reclassified to the asset accounts and associated liabilities were classified as held for sale.

The balances of other assets and liabilities that were reclassified, which are presented in a specific line in the balance sheet are presented below. In compliance with the accounting standard, balances are measured at book values, since they are less than fair values less selling expenses.

106

With the divestment of Copel Telecomunicações, reclassified assets and liabilities of the telecommunications segment will be discontinued at Copel.

Therefore, the revenues, costs and expenses as well as the cash flow movement resulting from these reclassified assets and liabilities were presented in separate lines, as a discontinued operation, both in the Income Statement and in the Cash Flow Statement and in the Statement of Added Value. The details of these values are presented in the following tables:

107

Statements of Cash Flows from discontinued operations	Parent Company 09.30.2020	Parent Company 09.30.2019	Consolidated 09.30.2020	Consolidated 09.30.2019
Net income	46.476	(32.093)	40.402	(48.164)
Adjustments to reconcile net income	(46.476)	32.093	202.404	276.881
Changes in assets and liabilities	-	-	(9.645)	(17.519)
Taxes and charges paid	-	-	(56.316)	(46.162)
Cash flows from operational activities	-	-	**176.845**	**165.036**
Additions to property, plant and equipment and intangible	-	-	(56.205)	(155.096)
Cash flows from investment activities	-	-	**(56.205)**	**(155.096)**
Issue of Debentures	-	-	-	210.000
Payment of loans and financing and lease	-	-	(7.353)	(6.900)
Cash flows from financing activities	-	-	**(7.353)**	**203.100**
Changes in cash and cash equivalents	-	-	**113.287**	**213.040**

Statements of Added Value from discontinued operations	Parent Company 09.30.2020	Parent Company 09.30.2019	Consolidated 09.30.2020	Consolidated 09.30.2019
Added value to distribute				
Income	-	-	403.952	394.053
(-) Supplies acquired from third parties	-	-	(96.657)	(255.057)
(-) Depreciation and amortization	-	-	(104.929)	(60.686)
(+) Transferred added value	46.476	(32.093)	17.978	14.828
	46.476	**(32.093)**	**220.344**	**93.138**
Distribution of Added Value				
Personnel	-	-	-	-
Government	-	-	141.504	102.869
Third Parties	-	-	38.438	38.432
Shareholders	46.476	(32.093)	40.402	(48.163)
	46.476	**(32.093)**	**220.344**	**93.138**

42 Subsequent events

42.1 Voluntary Redundancy Program

On October 1, 2020, Copel informed a new Incentivated Dismissal Program in line with the commitment assumed with the reduction of manageable costs and the improvement of the operational efficiency of the Company. The program was opened in two phases, limited to the approved budget of R $ 74,800.

The first phase occurred from 1 to 15 October, 2020, totaling 218 employees that left the company on November 15, 2020. The second phase of the program is still in progress, with adhesions between 1 to 15 November, 2020.

108

COMMENTS ON PERFORMANCE

for the quarters ended September 30, 2020

All amounts expressed in thousands of Brazilian reais

1	Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição S.A. has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of September 2020 was 13,151 km (11,274 km in September 2019), up by 1,877 km, or 16.6%, in twelve months.

Secondary Isolated Lines - Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; making illegal energy connections more difficult; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of September 2020 was 19,824 km (18,919 km in September 2019), up by 905 km, or 4.8%, in twelve months.

109

2	Power Market

Market behavior - Power generation by Copel Geração e Transmissão S.A. and wind farms in the first nine months of 2020 was 8,962GWh (15,235GWh in the same period in 2019). This difference is due to the long period of drought that hit the southern region of Brazil in 2020. As a result, the hydroelectric plants in the southern region, including those of Copel, were exempted from the energy supply obligation by ONS, and their contractual obligations were met by the Energy Reallocation Mechanism (MRE). Below, we present the energy flow of the Copel group in period ended September 30, 2020:

110

Energy sale - The table below sets out Copel's total energy sales:

Wire market of Copel Distribuição, (TUSD) - Copel Distribuição's wire market, comprising the captive market, the supply to concessionaires and permitees within the State of Paraná and the total number of free consumers in its concession area, adjusted by the decrease in consumer consumption by 230 kV in the comparative base, presented 2.7% drop in energy consumption in the first nine months of 2020. This result is mainly due to the reduction in the economic activities in the second quarter of the year, in several areas, due to the effects from the Covid-19 pandemic. Paraná's industrial production, for example, fell by 9.1% in July and by 7.6% in August.

111

Captive Market of Copel Distribuição - The sale of energy to Copel Distribuição's captive market totaled 14,179 GWh in the first nine months of 2020, representing a reduction of 3.9%. Below, we present consumption by class of consumers:

The residential class consumed 5,793GWh in the first nine months of 2020, an increase of 4.0% compared to the same period of the last year, reflecting the increase in average monthly consumption, mainly influenced by the social distancing measures that have been implemented since the second half of March that led people to stay in their homes. At the end of September 2020, the residential class represented 40.9% of the captive market consumption, with 3,911,819 consumers.

-The industrial class consumed 1,719 GWh in the first nine months of 2020, a reduction of 13.6% over the same period of the last year, mainly reflecting the strong decrease in the level of economic activities, the effect from the Covid-19 pandemic, in several areas, and the segments of food products, manufacture of rubber and plastic products and wood product manufacturing were the ones that most impacted this result. At the end of September 2020, the industrial class represented 12.1% of consumption in the captive market, with 70,936 consumers.

- The commercial class consumed 3,080 GWh in the first nine months of 2020, a reduction of 12.7% over the same period of the last year, also due to the reduction in the level of economic activities, the effect from the Covid-19 pandemic, with service activities for retail trade, food and wholesale trade, except motor vehicles and motorcycles were the ones that most impacted this result. At the end of september of 2020, this class represented 21.7% of consumption in the captive market, with 407,324 consumers.

- The rural class consumed 1,828 GWh in the first nine months of 2020, an increase of 3.6% over the same period of 2019, due to the good performance of agribusiness in the Paraná state, despite the negative effects from the Covid-19 pandemic. At the end of September 2020, this class represented 12.9% of Copel's captive market consumption with 348,453 consumers.

- The other class (government bodies, public lighting, public services and own consumption) totaled 1,759 GWh in the first nine months of 2020, a decrease of 7.2% over the same period of 2019, mainly due to the reduction in the “government bodies” class, which was also motivated by the effects from the Covid-19 pandemic. Together, these classes represented 12.4% of consumption in the captive market, with 59,521 consumers.

Number of consumers - The number of end consumers (captive consumers of Copel Distribuição and free consumers of Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in September 2020 was 4,799,286, up by 2.2% against the same month in 2019.

112

3	Management

Headcount

113

4	Market Relations

From January to September 2020, Copel's common (ON - ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 100% of trading sessions of Brasil Bolsa Balcão (B3). The shares outstanding totaled 68.93% of the Company's capital stock. At the end of September 2020, Copel's market value was R$16,361 thousand, based on quotations of all markets.

In [B]3, ON shares closed the quarter traded at R$57.80, with a negative variation of 16.35%, while PNB shares closed the quarter at R$ 62.01, with a negative variation of 10.22%. In the same period the IBOVESPA index recorded a negative variation of 18.20%.

On the New York Stock Exchange (NYSE), ON shares traded at “Level 1” in the form of ADRs, under ticker ELPVY, were traded in 9% of the trading sessions, closing the period at US$10.20, with a negative variation of 40.35%. PNB shares are traded at "Level 3", in the form of ADSs, under ticker ELP, were traded in 100% of the trading sessions, closing the period at US$10.20, with a negative variation of 34.95%. Also in this period the DOW JONES Index recorded a negative variation of 2.65%.

On the LATIBEX (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company's PNB shares are traded under the ticker XCOP, were traded in 22% aof the trading sessions, closing the period at € 9.35, with a negative variation of 38.49%. In the same period, the LATIBEX All Shares index recorded a negative variation of 43.06%.

The table below is a summary of Copel's share trading during the first nine months of 2020:

114

5	Tariffs....................

Power distribution tariffs

Power purchase tariffs

115

Power supply tariffs

6	Economic and Financial Results

Revenues (Note 32)

Until September 2020, net operating revenues were R$12,978,091, 12.4% up against R$11,545,200 recorded in the same period in 2019.

This variation was mainly explained by:

a) 4.8% increase in revenue from electricity sales to final customers, mainly due to the 0.9% increase in the volume of energy sold to end consumers with the effect from the economic downturn caused by the coronavirus pandemic that strongly impacted the industrial and commercial classes.

b) 12.7% increase in revenue from electricity sales to distributors, mainly due to the increase in energy sold from bilateral contracts and contracts in the regulated environment, by the supply by UEGA - which had not operated in 2019, offset by the impacts from the MRE due to drought in the south of Brazil;

c) increase of 2.2% in revenue from the use of the main distribution and transmission grid, essentially due to the positive result of the periodic tariff review of transmission contract 060/2001, offset by the reduction in the distribution wire market by 2.7% and lower restatement of the balance of the contract asset and the concession bonus of the GPS plant.

d) 41.7% reduction in revenue from distribution of piped gas impacted by the lower volume of gas traded, reflecting the coronavirus pandemic that mainly affected the industrial, commercial and vehicular segments and the reduction in the recovery of PIS and Confins on ICMS in the third quarter of 2019;

e) positive effect of R$ 810,563 due to the unappealable decision on the lawsuit that recognized Copel DIS's right to exclude the full amount of ICMS from the PIS and Cofins tax base.

Operating Costs and Expenses (Note 33)

Operating costs and expenses totaled R$9,848,947 in the third half of 2020, higher up 8.5% compared to R$9,045,560 recorded in the same period in 2019. The main highlights were as follows:

116

a)	3.5% increase in electricity purchased for resale mainly due to the higher purchase of energy from Itaipu and bilateral contracts to face the higher volume of energy sold in the free market in the period;
b)	7.1% increase in compensation of personnel and management, mainly due to the increase in provision for performance and profit sharing and the salary increase by 2.92% in October 2019, according to the collective labor agreement, partially offset by the reduction of headcount and the cost reduction policy;
c)	increase of R$ 141,066 in materials and supplies for power electricity, due to the UEGA commissioning in 2020;
d)	40.0% reduction in expenses with natural gas and supplies for gas business due to the lower volume of gas purchases for resale;
e)	9.3% increase in the depreciation and amortization account resulting from the start of commercial operations in 2019 at the Colíder, Cutia and Baixo Iguaçu plants;
f)	471.9% increase in credit losses, provisions and reversals due to impairment in the generation segment and the increase in expected credit losses in the period and provision for litigation; and
g)	5.3% reduction in other operating costs and expenses due to lower losses on financial compensation for the use of water resources and the repeal, in December 2019, of the law that instituted the Control Fee, Monitoring and Inspection of Exploration and Use of Water Resources.

Equity in earnings of investees

Increase of R$ 43,167 in September 2020, compared to the same period in 2019, mainly due to the share of profit of the joint venture Mata de Santa Genebra, which offset the share of loss of the joint ventures Caiuá and Cantareira.

Financial Results (Note 34)

The increase of R$ 1,202,100 in the financial results, corresponding to 359,8% compared to the same period in 2019, is mainly due to the recognition of tax credit resulting from the exclusion of ICMS from the PIS and Cofins tax base in the amount of R$ 940,917 in September 2020, as detailed in Note 13.2.1.

117

EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization) is as follows:

The EBITDA is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of Circular Letter/CVM/SNC/SEP 01/2007 and CVM Instruction 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

118

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Marcel Martins Malczewski
Members	ADRIANA ANGELA ANTONIOLLI CARLOS BIEDERMANN DANIEL PIMENTEL SLAVIERO GUSTAVO BONINI GUEDES LEILA ABRAHAM LORIA LUIZ CLAUDIO MAIA VIEIRA MARCO ANTÔNIO BARBOSA CÂNDIDO OLGA STANKEVICIUS COLPO
STATUTORY AUDIT COMMITTEE
Chairman	Marco Antônio Barbosa Cândido
Members	Carlos Biedermann Leila Abraham Loria Luiz Claudio Maia Vieira Olga Stankevicius Colpo
SUPERVISORY BOARD
Chairman	Demetrius Nichele Macei
Sitting Members	HARRY FRANÇÓIA JÚNIOR JOSÉ PAULO DA SILVA FILHO LETÍCIA PEDERCINI ISSA MAIA ROBERTO LAMB
Deputy Members	ESTEVÃO DE ALMEIDA ACCIOLY GILBERTO PEREIRA ISSA JOÃO LUIZ GIONA JunioR OTAMIR CESAR MARTINS

EXECUTIVE BOARD
Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Enterprise Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE MOURA
Chief Business Development Officer	Cassio Santana da Silva
Chief Legal and Institutional Relations Officer	EDUARDO VIEIRA DE SOUZA BARBOSA
Chief Governance, Risk and Compliance Officer	vicente loiÁcono neto
Assistant Officer	DAVID CAMPOS

ACCOUNTANT
CRC-PR-043819/O-0	RONALDO BOSCO SOARES

Information about this report:
Investor relations:	Phone: +55 (41) 3222-2027 ri@copel.com
119

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - COPEL

Curitiba - PR

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL (the "Company"), identified as parent company and consolidated, respectively, included in the Quarterly Information Form - ITR for the quarter ended September 30, 2020, which comprises the statement of financial position as at September 30, 2020 and the related statements of income and of comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and of cash flows for the nine-month period then ended, including the accompanying notes.

The Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and with international standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information - ITR referred to above has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Quarterly Information Form (ITR) and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

120

Emphasis of matter

COVID 19 related issues

Without modifying our conclusion, we draw attention to Note 1 to the interim financial information, in which the Company describes the effects and potential effects of COVID-19 on its operations, as well as the planned actions and actions taken up to the present date.

Restatement of the corresponding amounts

Without changing our conclusion, note 3.6 from our interim financial statements, which present the reclassifications made by the Company as a result of the classification of the assets of the subsidiary Copel Telecomumações SA as a discontinued operation, with the corresponding values referring to the statements of income for the period, comprehensive income for the period, cash flows and statement of added value, presented for comparison purposes, have been reclassified according to IFRS 5.

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated Statements of Value Added (“DVA”) for the nine-month period ended September 30, 2020, prepared under the responsibility of the Company's Management and presented as supplementary information for the purposes of the international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the Quarterly Information Form (ITR) to determine whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, we are not aware of any fact that makes us believe that these Statements of Value Added have not been prepared, in all material respects, in accordance with the criteria set out in said standard and consistently with the individual and consolidated interim financial information taken as a whole.

Curitiba, November 12, 2020

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Fernando de Souza Leite Engagement Partner
121

SUPERVISORY BOARD'S OPINION

ON THE INTERIM FINANCIAL INFORMATION FOR THE THIRD QUARTER OF 2020

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, have revised the Interim Financial Information for the third quarter of 2020 approved by the Company's Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management and the independent auditors. Based on the work performed over the quarter, the analyses performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors, and further considering the Report on the Review of Quarterly Information for the Nine-Month Period Ended September 30, 2020 of the independent auditors, Deloitte Touche Tohmatsu Limited, issued without qualifications, the members of the Supervisory Board declare that they are not aware of any facts or evidences that are not reflected in the Interim Financial Information for the quarter ended September 30, 2020 and conclude that this information may be disclosed.

Curitiba, November 12, 2020

DEMETRIUS NICHELE MACEI Chairman	HARRY FRANÇÓIA JÚNIOR
JOSÉ PAULO DA SILVA FILHO	LETÍCIA PEDERCINI ISSA MAIA
ROBERTO LAMB

122

S T A T E M E N T

By this document, the Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio no. 800 - PR, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

(i)       We have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR, as of September 30, 2020; and

(ii)       We have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR, as of September 30, 2020.

In witness whereof, we sign this document.

Curitiba, November 12, 2020

/s/	/s/
Daniel Pimentel Slaviero	Ana Letícia Feller
Chief Executive Officer	Chief Enterprise Management Officer
/s/	/s/
Adriano Rudek de Moura	Cassio Santana da Silva
Chief Financial and Investor	Chief Business Development Officer
Relations Officer
/s/	/s/
Eduardo Vieira de Souza Barbosa	Vicente Loiácono Neto
Chief Legal and Institutional	Chief Governance, Risk and

123

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 7, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.